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07024871

June 26, 2007

United States Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549

File No. 82-34771

SUPPL

Attention: Filing Desk

Re: Disclosure Materials Provided on Behalf of Crédit Agricole S.A. Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

Please find attached disclosure materials for **File No. 82-34771**. These documents are being provided to you on behalf of Crédit Agricole S.A. pursuant to its obligations under Rule 12g3-2(b)(1)(iii).

Please do not hesitate to contact the undersigned should you have any questions regarding the enclosed materials.

Very truly yours,

Andrew Bernstein

Enclosures
cc: Jean-Michel Daunizeau, Monika Sachet, Crédit Agricole S.A.

INFORMATION MADE PUBLIC, FILED OR DISTRIBUTED BY CREDIT AGRICOLE SA THROUGH MAY 31, 2007

1. FINANCIAL ANNOUNCEMENTS IN THE BULLETIN OF LEGAL ANNOUNCEMENTS (the "BALO")

   1.1 Summary of assets and liabilities as at March 31, 2007, published on May 9, 2007.

2. OTHER PUBLIC DISCLOSURE

   2.1 Press releases through May 31, 2006.

   2.2 Presentation entitled "2006 first quarter results", dated May 2006.

Crédit Agricole S.A.
File No. 82-34771

Exhibit 1.1

Summary of assets and liabilities as at March 31, 2007

Published in the BALO on May 9, 2007

Please see the attached English-language translation.

Exhibit 2.2

English translation from French

Crédit Agricole S.A. BALO Notice published May 9, 2007, Bulletin No. 56

CREDIT AGRICOLE S.A.

A French *société anonyme* with capital of €4,491,966,903.
Registered office: 91-93, boulevard Pasteur, 75015 Paris.
Registry of Commerce and Companies: 784 608 416 Paris – APE: 651 D.
Siret: 784 608 416 00011

Financial Position as at March 31, 2007.
(€ thousands)

Asset	Amount
Cash, due from central banks and French postal system	2 473 511
Treasury bills and similar items	4 266 753
Due from banks	59 188 400
Crédit Agricole internal transactions	214 536 972
Customer-related items	1 503 468
Bonds and other fixed-income securities	17 493 944
Shares and other variable-income securities	3 148 442
Investments and other long-term securities	10 821 672
Investments in non-consolidated affiliates	46 728 808
Intangible assets, bank premises and equipment	185 528
Other assets	14 217 297
Sundry accounts and prepaid expenses	15 083 441
Total assets	389 648 236

Liabilities and shareholders' equity	Amount
Due to central banks and current accounts with French postal system	1 857
Due to banks	54 402 687
Crédit Agricole internal transactions	17 755 433
Customer-related transactions	167 661 079
Debts represented by a security	74 781 840
Other liabilities	8 919 028
Sundry accounts and unearned income	17 620 341
General risks and liabilities reserves	1 548 161
Subordinated debt and equity loans	21 230 008
Fund for general banking risks (FGBR)	744 758
Shareholders' equity (excl. FGBR)	24 983 044
Share capital	4 941 164
Additional paid-in capital	16 126 957
Reserves	2 737 753
Regulated provisions and investment grants	1 503
Retained earnings	1 175 667
Total liabilities and shareholders' equity	389 648 236

Off-balance sheet items	Amount
Guarantees and commitments given	18 619 763
Financing commitments given	4 589 404
Guarantees given	14 030 359
Commitments on securities	0
Guarantees and commitments received	3 262 262
Financing commitments received	2 582 577
Guarantees received	679 685
Commitments on securities	0

Cumulative Financial Position of the 41 Crédit Agricole regional banks
(€ thousands)

Asset	Amount
Cash, due from central banks and French postal system	4 104 884
Treasury bills and similar items	353 342
Due from banks	1 946 129
Crédit Agricole internal transactions	20 675 161
Due from customers	295 899 664
Bonds and other fixed-income securities	7 358 467
Shares and other variable-income securities	13 446 026
Investments and other long-term securities	15 084 348

Investments in non-consolidated affiliates	1 088 240
Intangible assets, bank premises and equipment	2 830 706
Other assets	2 320 848
Sundry accounts and prepaid expenses	5 669 965
Total assets	370 777 780

Liabilities and shareholders' equity	Amount
Due to central banks and current accounts with French postal system	8
Due to banks	1 362 796
Crédit Agricole internal transactions	214 537 187
Customer-related items	80 573 261
Debts represented by a security	21 462 828
Other liabilities	2 227 847
Sundry accounts and unearned income	5 778 281
General risks and liabilities reserves	4 017 276
Mutual security deposits	3 127
Subordinated debt and equity loans	3 735 022
Fund for general banking risks (FGBR)	1 103 707
Shareholders' equity (excl. FGBR)	35 976 440
Share capital	4 058 656
Additional paid-in capital	9 348 389
Reserves	22 700 415
Regulated provisions and investment grants	16 689
Retained earnings	- 147 618
Total liabilities and shareholders' equity	370 777 780

Off-balance sheet items	
Guarantees and commitments given	61 588 405
Financing commitments given	52 430 623
Guarantees given	9 036 674
Commitments on securities	121 108
Guarantees and commitments received	61 475 099
Financing commitments received	1 936 579
Guarantees received	59 321 067
Commitments on securities	217 453

Exhibit 2.1

Press releases issued by Crédit Agricole

Through May 31, 2007

Please see attached.

 Merrill Lynch

 CRÉDIT AGRICOLE ASSET MANAGEMENT

MERRILL LYNCH SET TO LAUNCH FIRST FX CDO: CFXO

MANAGED BY CREDIT AGRICOLE ASSET MANAGEMENT

London, 2nd May 2007 – (London/Paris) - Merrill Lynch today announced that it is set to launch the first FX CDO or CFXO (Collateralised FX Obligation), an investment product designed to apply the CDO technology commonly used within the credit world to Foreign Exchange as an underlying asset class. The CFXO will be managed by Crédit Agricole Asset Management (CAAM) and rated by S&P.

The CFXO product allows institutional investors, for the first time, to take rated exposure on a basket of FX assets. This new format completes the product suite available to investors within rated notes issuances, whilst also bringing diversification to investment portfolios. The launch of this first ever FX CDO product signifies an important development in the FX market, establishing FX as a significant asset class in its own right.

This worldwide first will allow investors to gain exposure to currency while also benefiting from maturity and a yield and rating corresponding to the chosen tranche. Because of its very low correlation with traditional asset classes, this innovative structure provides a very efficient tool for diversifying investors' portfolios.

The Notes will be offered in all major currencies with a 5 year maturity, with both rated tranches (from AAA to BBB, by S&P) and Equity. The CFXO will be arranged by Merrill Lynch and will benefit from CAAM's combined FX management and managed structured product expertise. A global roadshow is scheduled for the coming weeks.

# # #

Notes to Editors

About Merrill Lynch

Merrill Lynch is one of the world's leading wealth management, capital markets and advisory companies with offices in 37 countries and territories and total client assets of approximately $1.6 trillion. As an investment bank, it is a leading global trader and underwriter of securities and derivatives across a broad range of asset classes and serves as a strategic advisor to corporations, governments, institutions and individuals worldwide. Merrill Lynch owns approximately half of BlackRock, one of the world's largest publicly traded investment management companies with more than $1 trillion in assets under management.
For more information on Merrill Lynch, please visit www.ml.com.

About Crédit Agricole Asset Management Group

The Crédit Agricole Asset Management group (CAAM group) has €534.8 billion total assets under management and 2,137 employees including 546 investment professionals dedicated to portfolio management (as of 30/12/2006). CAAM group is one of the major asset managers in Continental Europe (4) and in France (5). Known for its innovative approach, CAAM has developed a broad range of skills and local operational units, with eight management centres worldwide (Paris, London, Milan, Madrid, Hong Kong, Singapore, Tokyo and Seoul).

(4) IPE - Top 400 European Asset Management Leaders, data as at December 2005, issued in June 2006.

(5) Mutual funds marketed in France – source: Europerformance-Fininfo at the end of December 2006.

www.ca-assetmanagement.com

-END-

PRESS RELEASE

LCL launches its first collector card, Carte Cléo Vélo, for cycling fans

Paris, 2 May 2007 — LCL is launching its first-ever collector card, the Carte Cleo Vélo. Based on the theme of cycling, the card is an inventive way of celebrating the twentieth anniversary of the bank's sponsorship of the Tour de France cycling race and the Yellow Jersey worn by the overall leader.

Exclusive to LCL, this limited-edition card will be available from 3 May to 31 August 2007. For the first time, LCL customers will be able to personalise their bankcards by choosing from three original motifs depicting cycling-related themes:


Cléo
LCL
BLEUE
VISA


Cléo
LCL
BLEUE
VISA


Cléo
LCL
BLEUE
VISA

In addition to the services normally available with Visa Cléo cards*, customers will be entitled to a range of special offers related to the world of cycling, with discounts on:

- bikes purchased from stores in the "Vélo & Oxygen" chain
- equipment from the online store "Rivierabike"
- bike trips and tours organised by "La Bicyclette Verte"
- subscriptions to "Vélo Magazine"

**The annual fee for the cycling-themed card is the same as for a regular Visa Cleo, i.e. 35 euros for immediate debit and 44 euros for deferred debit. Until end-August, new cardholders will benefit from a 50 per cent reduction on the first year's fee.*

About LCL:

LCL joined the Crédit Agricole S.A. group in 2003. Its nationwide retail banking network now focuses on individual, professional and small business customers in France. LCL has 6,000,000 customers, 1,970 branches and 24,000 employees.


FINAREF


SHOPPING
588839

Press release

Key words: M-COMMERCE / CREDIT / CUSTOMER LOYALTY / CONSUMER SPENDING

Finaref and Téléshopping launch a first in m-commerce: payment by mobile phone using the OKshopping card

▪ *Paris, Wednesday 9 May 2007* – **Orange, SFR and Bouygues Télécom subscribers can now pay for purchases made on the Téléshopping website using their mobile phone. ▪ This is the first service of its kind in France using a private label card. ▪ Providing a full range of payment facilities, this service is the result of the partnership between Finaref and Téléshopping.**

The development of m-commerce is moving forwards. It is a natural move for a multi-channel retail banner such as Téléshopping to develop services that can be accessed by mobile phone. The Téléshopping website is already present on the Gallery mobile internet search engine, which can be accessed by subscribers of the leading mobile operators - Orange and SFR - as well as via the Bouygues Telecom i-modeTM service and via the Wap portal.

Finaref and Téléshopping now offer an additional service designed to make shopping easier. Orders made via this mobile phone multimedia service can now be paid for securely using the OKshopping card. Consumers can even choose when they want to make repayments.

The OKshopping card is the first private label card that can be used as a means of payment for m-commerce in France. Finaref and Téléshopping are supporting this technological first with promotional measures to make consumers find out about the service and use it.

Julien Gelot, responsible for Téléshopping at Finaref, comments: "*This initiative is part of Finaref's innovation policy. It is in keeping with our strategy of supporting our partners and developing commerce. Finaref helps retailers to enhance their strategy of winning new customers and fostering customer loyalty. We have therefore opted to focus on m-commerce in the case of Téléshopping.*"

"*We have developed this new service because Téléshopping has always been present in all sales channels available to consumers. All analyses show that m-commerce is set to take off. As a multi-channel retail banner, Téléshopping constitutes a forerunner in m-commerce services,*" states Mathieu Dhordain, in charge of m-commerce development at Téléshopping's internet department.

Olivier Dubois, head of Customer Loyalty and Credit at Téléshopping, adds: "*We are very pleased with our partnership with Finaref. The launch of the OKshopping card for m-commerce is in keeping with our shared desire to make the card one of the preferred means of payment for Téléshopping customers*". His department covers customer loyalty programmes, marketing databases and consumer credit.

About Téléshopping: Téléshopping, a subsidiary of TF1, is one of France's leading home shopping companies. It sells its products via home shopping channels broadcast by the Group, 10 million catalogues sent out to over 1 million customers, in the brand's Paris stores and on two e-commerce websites: www.teleshopping.fr and www.surinvitation.com. All of these factors have contributed to the success of Téléshopping, which has established itself as one of TF1's most dynamic businesses. The banner generated revenues of €134.2 million including tax in 2006.

About Finaref: Finaref is part of the Crédit Agricole Group and one of the Group's growth drivers. It specialises in the distance selling of financial products in two complementary areas: consumer credit and insurance. Its customer base is made up of consumers holding the private label cards issued by its retail partners, including La Redoute, La Fnac, Le Club Med, Le Printemps, and La Maison de Valérie. Finaref also offers two direct consumer credit schemes – the Mistral and Challenger accounts – and a full range of personal loans with a fixed repayment schedule.
For further information: www.finaref.fr and www.finaref.com


LCL
LE CRÉDIT LYONNAIS

PRESS RELEASE

LCL introduces a new approach to Private Banking and sets up 38 dedicated units in France

Paris, 10 May 2007 – LCL is continuing the commercial reorganisation that it initiated in 2006. Private banking is a strategic market for LCL's business development, and between April and June 2007, it will set up 38 LCL Banque Privée units in France's main cities.

An additional 18 sites will be decentralised in order to optimise geographical coverage in France. The gradual opening of these units will enable LCL Banque Privée to extend its offering to 110,000 clients. These developments complete the new organisation of LCL's network for individual and professional customers, in line with the overall project presented in July 2006.

This roll-out of private banking operations forms part of a new commercial approach, which has been totally redesigned and is intended to provide a practical response to customer demand.

LCL Banque Privée stands out in its market by offering all three aspects of a comprehensive banking relationship in one place:

- wealth management banking
- day-to-day banking
- financing

LCL Banque Privée offers the quality of setting and level of discretion that clients expect, providing them with:

- a customised service through an individual relationship with a dedicated Private Banking Advisor supported by a Client Manager
- an exclusive range of products and services: life insurance (multi-investment, multi-manager, dedicated), mutual funds, multi-manager investments, structured products, advisory and mandate-based investment services, diversification, tax-efficient investments, sustainable development investments, property investments etc.
- full access to LCL's range of day-to-day banking, savings and loan products
- specialist expertise complementing that of the Private Banking Advisor: legal and tax experts, wealth management analysts, portfolio managers, loan specialists etc.

LCL Banque Privée's services are available to new and existing customers who pay French wealth tax or have disposable financial assets of over €300,000. Clients with financial assets of more than €4m are served by a special Major Private Investor unit located on the Champs-Elysées in Paris and staffed by wealth management specialists.

About LCL:

LCL joined the Crédit Agricole S.A. group in 2003. Its nationwide retail banking network now focuses on individual, professional and small business customers in France.

LCL has 6,000,000 customers, 1,970 branches and 24,000 employees.

Georges Pauget takes over from Jean Laurent as Calyon chairman

Paris, 14 May 2007

At its meeting today the Board of Directors of **Calyon** unanimously appointed Georges Pauget as its chairman to replace Jean La
Mr Pauget remains Chief Executive Officer of Crédit Agricole S.A.

The Board expressed its warmest thanks to Mr Laurent for everything he has done to develop Calyon since taking office in May 2

Reach all 2007 press re

SARASIN

Press release

Crédit Agricole Group and Bank Sarasin & Co. Ltd sign an agreement for Crédit Agricole Luxembourg to acquire Luxembourg-based Bank Sarasin Europe S.A.

Paris, Basel, Luxembourg, 16 May 2007 – Crédit Agricole Luxembourg, a subsidiary of Crédit Agricole Group, has signed an agreement today with Bank Sarasin & Co. Ltd, based in Basel, Switzerland, with a view to acquiring Sarasin's Luxembourg-based subsidiary, Bank Sarasin Europe S.A.

Once the acquisition goes through, subject to regulatory approval, Bank Sarasin Europe S.A. and Crédit Agricole Luxembourg are scheduled to merge by mid-2008. This gradual process will allow business to continue as usual and enable the two companies' teams to amalgamate under optimum conditions. Moreover, customers will keep their existing banking relationship officers.

Crédit Agricole Luxembourg continues to grow in line with the Crédit Agricole Group's strategy of expanding in Europe's leading private banking markets

Jean-Frédéric de Leusse, head of Group International Development at Crédit Agricole S.A., said: "By acquiring Bank Sarasin Europe S.A., the Crédit Agricole Group is strengthening its private banking business in Europe and putting Crédit Agricole Luxembourg among the top five private banks in the Grand Duchy of Luxembourg, measured by assets under management". Crédit Agricole Luxembourg will leverage its size – post-merger, it will have 15 billion euros under management – and its skill centres to offer Bank Sarasin Europe S.A. customers and employees attractive products and services, and exciting development prospects.

Looking beyond Luxembourg, the acquisition is part of the Crédit Agricole's strategy of expanding into the major private banking markets in Europe: the Group already has leadership positions in Switzerland and Monaco.

Bank Sarasin puts focus on its growth strategy

In line with its growth strategy, Bank Sarasin & Co. Ltd continues its geographical expansion into growth markets outside of Europe, especially in Asia and the Middle East. The sale of its Luxembourg subsidiary Bank Sarasin Europe S.A., with 2.4 billion Euros under management, to Crédit Agricole Luxembourg, is a further step in this direction. "We are delighted to have found in Crédit Agricole the ideal partner to carry out this transaction. Selling our private banking activities in Luxembourg will give us the financial leeway we were looking for in order to continue our geographical expansion into other target markets", said Joachim H. Straehle, CEO of Bank Sarasin & Co. Ltd.

Bank Sarasin & Co. Ltd emphasises that the deal does not affect its existing agreements with other banks. Furthermore, the Luxembourg domiciled investment fund business is not part of the transaction.

Bank Sarasin & Co. Ltd – Responsibly yours – www.sarasin.ch

Founded in 1841, Bank Sarasin is today one of Switzerland's leading private banking institutions. Bank Sarasin's core activities include investment advisory and asset management services for private and institutional clients, as well as an investment funds business. Its complementary services extend to corporate finance and financial analysis. The Sarasin Group - headquartered in Basel, Switzerland - employs over 1,100 staff. In addition to its headquarters in Basel, the Bank has offices in Zurich, Geneva and Lugano in Switzerland. Internationally, the Sarasin Group has offices in Dubai, Guernsey, Hong Kong, London, Munich, Paris and Singapore. Bank Sarasin is a limited company. Its shares are listed on the Swiss Stock Exchange, SWX. Its majority shareholder, Rabobank, enjoys the highest qualification of credit status (triple-A rating) from prominent international rating agencies. Measured by its core capital, Rabobank is one of the world's top twenty financial institutions.

Crédit Agricole Group

Crédit Agricole is present in all areas of banking and finance. It is France's leading bank, with a 28 per cent share of the household market. Globally, it services 31 million retail banking customers (excluding professional and corporate customers) through a network of 11,000 branches. Crédit Agricole is also the leading banking group in Europe, measured by the number of current-account holders and retail banking income. It ranks second in Europe and sixth worldwide by shareholders' equity. Present in more than 70 countries, Crédit Agricole has 157,000 employees.



CRÉDIT AGRICOLE S.A.

Paris, 16 May 2007

2007 first quarter results

Results reflect success of the Group's strategy in Italy and an excellent operating performance

• Net banking income:	€5,015 million (+25.5%)
• Gross operating income:	€2,056 million (+36.9%)
• Net income, Group share:	€2,655 million (+91.7%)
• Net income (Group share) (excluding atypical items)*:	€1,181 million (+13.5%)
• ROE:	14.7%

*Mainly impact from Intesa and from provisions for home purchase savings plans

Crédit Agricole S.A.'s board of directors, chaired by René Carron, met on 15 May 2007 to review the accounts for the first quarter of 2007.

In the first quarter, Crédit Agricole S.A. generated net income (Group share) of €2,655 million, an increase of 91.7% compared with the same period in 2006. This performance reflects:

- €1.5 billion in capital gains linked with Group investments in Italy made over the past 17 years;
- a robust 13.5% rise in net income excluding atypical items (primarily Italy and provisions for home purchase savings plans)

The corporate and investment banking and specialised business lines generated appreciably higher contributions. Calyon benefited from strong business momentum across the board and delivered record results. The asset management businesses turned in a strong performance, in terms of both earnings and new inflows. Specialised financial services benefited from the initial positive effects of the acquisition of Fiat Auto Financial Services.
In retail banking, business remained very dynamic and net income (excluding the impact of home purchase savings plans) continued to rise.
The international retail banking business line underwent major changes: consolidation of Emporiki Bank, initial consolidation of the Italian networks (Cariparma and FriulAdria, one month over the period), the end of equity-accounted contribution of Intesa.

*

* *

After the board meeting, Chief Executive Officer Georges Pauget said that "*the exceptionally high level of results in the first quarter of 2007 reflect an excellent performance across all of the Group's business lines as well as the partial outcome of our long term strategy in Italy*". He also noted "*the rapid integration of Emporiki Bank and the Italian banks into the Group.*"

Chairman René Carron commented: "*In the first quarter of 2007, Crédit Agricole S.A. became one of the few banks to control major retail networks in three euro zone countries. The Group has reaped maximum benefits from its equity investments and, in just over one year, it has already met its international growth targets for 2006-2008*".

2007 financial communications calendar:

23 May	Annual General Meeting
29 May	Dividend payment date
30 August	First half results
14 November	Nine-month results

CRÉDIT AGRICOLE S.A. CONSOLIDATED RESULTS

Crédit Agricole S.A.'s **net income (Group share)** for the first quarter of 2007 was €2,655 million, an increase of 91.7% compared with the same period in 2006.

This result reflects the recompense of our strategy in Italy over the past 17 years. It includes the financial impact on the Group's accounts of the Intesa Sanpaolo merger (€1,043 million dilution gain) and the disposal of part of Crédit Agricole's interest in the new group (€448 million gain).

All Crédit Agricole S.A. business lines delivered strong growth, with aggregate **net banking income** of €5,015 million, an increase of 25.5% on the first quarter of 2006, despite a very high basis of comparison.

This strong increase was due partly to solid earnings growth across all business lines, driven by organic growth and acquisitions (Emporiki and one month's contribution from Cariparma/FriulAdria) and the capital gain on the disposal of part of Crédit Agricole's interest in Intesa Sanpaolo (€448 million).

Net banking income adjusted for atypical items (gain on Intesa, write-backs of provisions on PEL/CEL savings schemes in 2006 and 2007) progressed by 19.2%.
The 18.7% increase in **operating expenses** reflects robust organic growth and the integration of the new entities.

The **cost/income ratio** showed a 3.4 percentage point improvement (0.3 point excluding atypical items).

Gross operating income was €2,056 million, up 36.9% on the same year-ago period (up 20.1% excluding atypical items).

Risk-related costs were well-controlled, at 32bp of risk-weighted assets. They amounted to €223 million, a rise of 23.9% excluding acquisitions in international retail banking.

Income from equity affiliates (€379 million) was down 32.4%, owing to Intesa's contribution, and to a lower contribution from Eurazeo, than the exceptionally high profit booked in the first quarter of 2006.

€m	Q1-07	Q1-06	Δ Q1/Q1	Δ Q1/Q1 Excluding special items*
Net banking income	**5,015**	**3,995**	**+25.5%**	**+19.2%**
Operating expenses	(2,959)	(2,493)	+18.7%	+18.7%
Gross operating income	**2,056**	**1,502**	**+36.9%**	**+20.1%**
Risk-related costs	(223)	(127)	+75.6%	+75.6%
Net operating income	**1,833**	**1,375**	**+33.3%**	**+14.1%**
Equity affiliates	379	561	(32.4%)	
Net gain/(loss) on disposal of other assets	1,065	18	n.m.	
Tax	(480)	(471)	+1.9%	
Net income	**2,793**	**1,483**	**+88.3%**	
Net income – Group share	**2,655**	**1,385**	**+91.7%**	
Cost/income ratio	**59.0%**	**62.4%**	**(3.4 pts)**	**-0.3 pt**
ROE	**14.7%**			

*Impact from Intesa and provisions for home purchase savings plans, Eurazeo.

Net income (Group share) was €2,655 million. Excluding atypical items, it amounted to €1,181 million, a rise of 13.5%.

FINANCIAL POSITION

Crédit Agricole S.A.'s consolidated shareholders' equity increased by 24.1% to €43.5 billion at end-March 2007 from €35.1 billion at end-December 2006. This was due primarily to the €4 billion rights issue at the beginning of the year and to earnings in the quarter.

Risk-weighted assets stood at €299.1 billion at 31 March 2007, up 13.5% on the end-December 2006 level, mainly due to acquisitions (Cariparma, FriulAdria and FAFS).

The CAD/ERS Tier One ratio was 8.3% at end-March 2007.

RESULTS BY BUSINESS LINE

Over the first quarter of 2007, the contribution of Crédit Agricole S.A.'s six business lines to net income (Group share) increased by 6% year-on-year.

1. FRENCH RETAIL BANKING

1.1. - CRÉDIT AGRICOLE REGIONAL BANKS

In the first quarter of 2007, the Regional Banks sustained solid business momentum. Their contribution to Crédit Agricole S.A.'s net income was 8.4% higher excluding the impact of provisions for home purchase savings plans.

The customer base continued to expand, with 111,000 net new accounts, including youth accounts, opened during the first quarter of 2007. On- and off-balance sheet deposits rose by 5.6% year-on year to over €486 billion. The Regional Banks registered an impressive 88% increase in time deposits and a 12.3% rise in passbook accounts. This growth was driven by CSL passbook accounts and the new "sustainable development" account. Deposits in home purchase savings plans continued to erode, with a 4.4% decline.
In life insurance, new business remained solid, with a 10.1% rise and a 64.8% increase in "Fourgous" transfers from euro policies to unit-linked policies.

Outstanding loans continued to grow at the same rate as in the same year-ago period, up 10.6% at 31 March 2006 to over €300 billion. Working capital and business equipment loans jumped 15.8%. Likewise, mortgage loans registered a substantial 14.5% increase.

Net banking income for the Regional Banks (based on aggregate figures in the individual accounts, adjusted for dividends and similar income from Crédit Agricole S.A.) rose by 3.2% to €3,092 million, excluding the impact of home purchase savings plans.

The **interest margin**, excluding the impact of home purchase savings schemes, increased by 2.1%, owing to good results in financial management.

Fee and commission income was 5.0% higher than in the first quarter of 2006, particularly in payment instruments (up 7.3%), owing to the continued progress of bank card issuance, with an 18.1% year-on-year increase in number of cards, and small business accounts; life insurance commissions (up 6.8%) were driven higher by robust momentum in non-life business (up 14.5%).

Operating expenses were tightly controlled, edging up 1.5% to €1,715 million.

Gross operating income expanded by a solid 5.4% excluding the impact of home purchase savings plans. The **cost/income ratio** improved, contracting by 0.9 point to 55.5%.

The cost of credit risk was €182 million, 11.6% higher than in the first quarter of 2006. The increase was proportional to growth in outstanding loans.

Amounts released from provisions for PEL/CEL home purchase savings schemes were €11 million over the quarter compared with €175 million in the first quarter of 2006.

€m	Q1-07	Q1-06	Δ Q1/Q1	Δ Q1/Q1 Excluding impact of Home savings .
Net income accounted for at equity (at 25%)	**199**	**210**	**(5.0%)**	**+8.3%**
Change in share of reserves	112	100	+11.9%	+11.9%
Contribution from equity affiliates	311	310	+0.5%	+9.6%
Tax	(71)	(62)	+14.4%	+14.4%
Net income	**240**	**248**	**(3.0%)**	**+8.4%**

1.2. – LCL

During the first quarter of 2007, LCL continued to invest in expansion, with twelve new branches. The new retail banking and Enterprise sector organisation was deployed and will be concluded during the second quarter of 2007.
For the retail banking network, this has increased the accountability of branch managers and the functional mobility of employees to support the new business approach. Dedicated private banking business lines will gradually be set up by the summer. The process of setting up the Private Banking and Corporate Banking organisations will be completed during the second quarter, with 38 Private Banking business lines and 43 Corporate Banking business centres to be opened in major French cities. In these Banking business centres, the sales staff will entail a 20% increase.

The overall customer satisfaction index for LCL's ten retail network divisions was higher at the end of March 2007 than at year end 2006. This reflects LCL's priority focus on the quality of relationships with customers.

The 3.0% growth in **customer assets** was driven by an increase in deposits in passbook accounts, 11.3%, and life insurance, 9.6%, which offset the 13.6% decline in home purchase savings plan deposits.
Lending remained on a strong trend, with rises of 15.6% in loans to business customers, 8.8% in small business loans and 13.9% in mortgage loans.

Net banking income, excluding the impact of home purchase savings plans (€10 million released from provisions vs. €65 million in the first quarter of 2006) was up 1.6%. This performance is due to a noteworthy 8.4% rise in fee income following diversification of the range of products, partially offset by a 4.6% dip in the interest margin, in a still difficult interest rate and competitive context .

The new 'Zen' packages for individuals and small businesses met with great success with these customers, with 105,000 new cards issued and 125,000 new account agreements signed over one year.

In the **Enterprise** sector, business momentum was driven by derivatives/fixed-income and foreign exchange products and by corporate finance, with a 10.2% rise in fee income.

Non-life insurance delivered solid growth, with an increase of nearly 11% in comprehensive household insurance and of 9% in outstandings for Previlion.

€m	Q1-07	Q1-06	Δ Q1/Q1	Δ Q1/Q1 Excluding impact of Home savings
Net banking income	**898**	**939**	**(4.3%)**	**+1.6%**
Operating expenses	(642)	(641)	+0.1%	+0.1%
Gross operating income	**256**	**298**	**(13.9%)**	**+5.8%**
Risk-related costs	(39)	(36)	+8.7%	+8.7%
Net operating income	**217**	**262**	**(17.0%)**	**+5.3%**
Net income – Group share	**151**	**176**	**(14.3%)**	**+7.9%**
Cost/income ratio	**71.5%**	**68.3%**	**+3.2 pts**	**(1.1 pt)**
Allocated capital (€bn)	**2.7**			
ROE	**22.3%**			

Operating expenses were tightly controlled, flat at 0.1%, despite continued investment in business expansion.

Gross operating income progressed by 5.8% (excluding the impact of home purchase savings plans) year-on-year.

Risk-related costs remained contained, at 33 basis points of risk-weighted assets.

Net income (Group share) was €151 million in the quarter, an increase of 7.9% over the period, excluding the impact of home purchase savings plans.

After-tax ROE was 22.3%.

2. INTERNATIONAL RETAIL BANKING

This business line is undergoing rapid transformation under the impetus of investments approved during 2006. The scope of consolidation has changed considerably, along with the contribution from the new entities.
Crédit Agricole S.A. now has two domestic retail networks in two euro zone countries other than France: Emporiki in Greece and the Cariparma/FriulAdria Group in Italy.

Emporiki Bank successfully completed its integration phase by restructuring its organisation, rationalising its business portfolio and aligning its business practices with those of Crédit Agricole, particularly in the area of risk management.

During the first quarter of 2007, it revitalised its business through a major campaign to promote mortgage loans, thereby increasing its loan production by 50% over the same year-ago period. It also signed an exclusive agreement with Carrefour, the retailer, in consumer credit.

In the first quarter, Emporiki contributed €240 million to the business line's net banking income.
The bank unveiled its 2007-2011 development plan, which is designed to restore its natural market share to 10%-11%, to create and market products in conjunction with the Group's specialised subsidiaries and to expand vigorously in South-Eastern Europe.
The plan's financial targets are to achieve average annual growth of 11% for NBI and 30% for pre-tax income.

In **Italy**, the creation of the **Crédit Agricole Group** is in keeping with the initial timetable, with the acquisition of Cariparma and FriulAdria on 1 March, the acquisition of 29 Banca Intesa branches by FriulAdria on 1 April and the acquisition of 173 Banca Intesa branches by Cariparma scheduled for 1 July.
The Interim Management agreement with Intesa has given the Group the possibility to prepare deployment of the Group's business lines.

Excluding Italy and Greece, the business line's **net banking income** was €131 million, up 42% versus the first quarter of 2006, reflecting the greater strength and diversification of the Group's international bases.

Net income (Group share) was €73 million. The decline by comparison with the first quarter of 2006 is due to the deconsolidation of Intesa, previously accounted for by the equity method. The residual interest in this company (just over 5%) will henceforth be included under proprietary asset management and other activities.

€m	Q1-07	Q1-06	Δ Q1/Q1
Net banking income	**472**	**92**	**x5.1**
Operating expenses	(308)	(77)	x4
Gross operating income	**164**	**15**	**x11.0**
Risk-related costs	(65)	(4)	x15.9
Net operating income	**99**	**11**	**x9.2**
Equity affiliates	35	120	(70.6%)
Pre-tax income	**134**	**131**	**+3.0%**
Net income – Group share	**73**	**121**	**(39.6%)**
Cost/income ratio	**65.2%**	**83.9%**	**(18.7 pts)**
Allocated capital (€bn)*	**2.9**		
ROE	**10.8%**		

*Excluding Cariparma and FriulAdria, allocated capital €1.9bn and ROE 14.1%

3. SPECIALISED FINANCIAL SERVICES

During the first quarter of 2007, this business line continued to generate robust growth across its three segments: consumer finance, factoring and lease finance. **Net income (Group share)** was up 19.6%.

On a like-for-like basis, business was 2.9% higher, generating stable **operating income**, in a highly competitive and lacklustre French market.

In addition, FAFS (Fiat Auto Financial Services), whose acquisition was completed at the end of 2006, was consolidated during the quarter for the first time. It contributed €60 million to the business line's **net banking income.**

In **consumer finance**, business momentum remained strong abroad. Aggregate **outstanding loans** of the subsidiaries jumped 45.1% year-on-year to €55.1 billion at end-March 2007. In France, the partnership with the Regional Banks expanded from 21 members in 2006 to 25 at 31 March 2007 and the product range was further extended, mainly to include amortisable loans.

Business abroad more than doubled and now accounts for 54.4% of outstandings compared with 36% at 31 March 2006. Excluding changes in the scope of consolidation over the quarter (consolidation of FAFS, disposal of Finconsum in Spain), outstanding loans rose by 22.5%. Growth was driven by the development of Agos in Italy and subsidiaries in the East European countries.

In **factoring,** business indicators were very healthy, both in France and abroad. Eurofactor's factored receivables surged by nearly 25% year-on-year to €9.8 billion.

Lease finance operations delivered good growth in net income thanks to a decrease in operating expenses and cost of risk; with outstandings at €12.7 billion.

Gross operating income for the business line advanced 12.7% to €339 million. After risk-related costs of €122 million (uo €20 million), **net operating income** rose by 9.1% to €217 million.

The net gain on other assets (disposal of the 45% interest in Finconsum in Spain) amounted to €19.2 million before tax.

€m	Q1-07	Q1-06	Δ Q1/Q1
Net banking income	**728**	**645**	**+12.8%**
Operating expenses	(389)	(344)	+12.8%
Gross operating income	**339**	**301**	**+12.7%**
Risk-related costs	(122)	(102)	+19.8%
Net operating income	**217**	**199**	**+9.1%**
Equity affiliates	2	1	n.m.
Net gain/(loss) on disposal of other assets	19	-	n.m.
Pre-tax income	**238**	**200**	**+19.0%**
Net income – Group share	**152**	**127**	**+19.6%**
Cost/income ratio	**53.4%**	**53.4%**	
Allocated capital (€bn)	**3.0**		
ROE	**21.8%**		

Pre-tax income was €238 million, up 19% on the first quarter of 2006. **Net income (Group share)** grew by 19.6% to €152 million, yielding return on equity of 21.8%

4. ASSET MANAGEMENT, INSURANCE AND PRIVATE BANKING

The asset management, insurance and private banking business line delivered an excellent performance during the first quarter. Its contribution to Group net income was well up, with **net banking income** rising by 8.2% and **net income (Group share)**, by 19.0%.

At 31 March 2007, assets under management excluding double counting exceeded €648 billion, with nearly €600 billion of this outside Italy. Aggregate new inflows reached €13.7 billion, with €6.1 billion in asset management, €1.6 billion in private banking and €6.0 billion in life insurance.

During the quarter, an agreement to unwind the CAAM Sgr joint venture between Intesa Sanpaolo and Crédit Agricole S.A. was signed (in March 2007). The unwinding process will be phased and is to be completed at the end of the year. The current CAAM Sgr will become part of the Intesa Sanpaolo group, after the business contributed by Crédit Agricole at end-2005 is transferred to a new management company belonging to Credit Agricole S.A.

In asset management, the Group ranks among the top five in asset management in Europe and it is No. 1 in France. Its mutual funds won several awards from *La Tribune*. CAAM Convertibles Europe ranked first out of 26 European convertible bond funds over one year and CAAM Actions Restructurations ranked third out of 330 European equity funds over one year.

Outside Italy, assets under management rose by 10.8% year-on-year (by 10.3% on a like-for-like basis) to €503.1 billion at 31 March 2007. The €12.7 billion increase over the quarter is attributable to a €6.6 billion favourable market effect, and new inflows of €6.1 billion mainly into specialised, money market and structured funds. Jayanne 4, a guaranteed capital fund, turned in a particularly impressive performance.

CAAM is expanding its range and is setting up a Liability Driven Investment (LDI) platform, offering active, pragmatic management of investors' funds while taking the structure of their liabilities into account. With six dedicated experts, CAAM already manages €3.8bn in assets within the LDI platform.

In private banking, assets under management increased by nearly €3 billion over the quarter, reflecting substantial growth in new inflows. These topped the €1.6 billion mark, exceeding the 2006 quarterly average by close to 7%. This also reflects the performance of the financial markets, with a positive impact of €1.3 billion including the unfavourable euro/dollar exchange rate effect.

LCL continued to deploy its private banking operations in France, with the opening of 9 new locations and 18 business lines offering "financial planning, routine banking services and financing under one roof ".

Life insurance also turned in a solid performance over the quarter. Revenues topped the €6 billion mark. Albeit down versus the exceptional €7.9 billion registered in the first quarter of 2006 due to the impact of transfers out of home purchase savings plans, revenues were 15.2% higher in the first quarter of 2007 than in the same period in 2005.
The percentage of deposits in unit-linked accounts continued to rise to 23% of aggregate savings deposits during the quarter, compared with 19% in FY 2006 and 17% in Q1-06.

Moreover, the "Fourgous transfer" campaign met with resounding success, with €5.6bn transferred in Q1-2007 (not included in revenues).

In all, mathematical provisions rose by 14.1% over one year to €172.8 billion (10% like-for-like, excluding BES Vida).

Predica won many prizes, including the 2006 "Grand Trophée d'Or" awarded to "Floriane" by *Le Revenu* magazine for wealth management products and the "Trophée d'Or" awarded to Lionvie Rouge Corinthe, among others.

In **the non-life insurance** market, business continued to expand, with nearly 300,000 new policies written by Pacifica during the first quarter of 2007 and premium income rising by 24.7% to €567.9 million. Excluding BES Seguros, revenue growth was 21.5%.

The business line enjoyed strong commercial success, particularly among farmers and small business customers, with an excellent start for comprehensive small business insurance and long-term care policies.

The estimated market share in France continued to rise, with a 40 basis point gain over 12 months, to 3.6% in motor insurance and 5.1% in comprehensive household insurance.

€m	Q1-07	Q1-06	Δ Q1/Q1
Net banking income	**1,058**	**979**	**+8.2%**
Operating expenses	(455)	(431)	+5.8%
Gross operating income	**603**	**548**	**+10.0%**
Risk-related costs	-	1	n.m.
Net operating income	**603**	**549**	**+9.7%**
Equity affiliates	6	9	(29.9%)
Pre-tax income	**609**	**558**	**+9.1%**
Net income – Group share	**441**	**371**	**+19.0%**
Cost/income ratio	**43.0%**	**44.0%**	**(1.0 pt)**
Allocated capital (€bn)	**7.4**		
ROE	**23.7%**		

This momentum across all segments within the business line is reflected in an 8.2% increase in **net banking income**, a 10.0% rise in **gross operating income** and a further improvement in the **cost/income ratio,** which contracted to 43%.

The business line's **net income** was €441 million, up 19.0% on the first quarter of 2006, yielding ROE of 23.7%.

5. CORPORATE AND INVESTMENT BANKING

Corporate and investment banking turned in an excellent performance with record earnings over the quarter: **Net income (Group share)** rose to €539 million.

Business momentum was robust in all segments, driving revenues up to record levels in structured finance, equity brokerage and several capital market products, primarily foreign exchange and equity derivatives. Over the period, income from credit market operations receded, while deleveraging transactions produced only a minor impact.

This solid performance flowed through to **net banking income**, which came to €1,620 million, a rise of 22.3% quarter-on-quarter, 16.2% year-on-year (i.e.20.8% excluding the currency impact).

It is also reflected in a sharp improvement in financial performance:

- **gross operating income** surged by nearly 30% year-on-year at constant exchange rates, while expenses were contained relative to the level of business growth and investment.

- the **cost/income ratio** was 56.4%, down 2.4 percentage points on the first quarter of 2006 and down 9.2 points on the fourth quarter of 2006;

- no risk-related costs in a persistently favourable environment and rise in risk-weighted assets confined to 2% year-on-year;

- **net income (Group share)** was 16.7% higher than in the first quarter of 2006 and 52.6% higher than in the fourth quarter of last year;

- ROE was close to 25%, rising by 2.8 percentage points year-on-year.

€m	Q1-07	Q1-06	Q1/Q1	Q1/Q1*
Net banking income	**1,620**	**1,394**	**+16.2%**	**+20.8%**
Operating expenses	(913)	(820)	+11.4%	+14.5%
Gross operating income	**707**	**574**	**+23.0%**	**+29.8%**
Risk-related costs	14	-	n.m.	
Net operating income	**721**	**574**	**+25.4%**	
Equity affiliates	36	50	(27.7%)	
Net gain/(loss) on disposal of other assets	0	-	n.m.	
Pre-tax income	**757**	**624**	**+21.1%**	
Net income – Group share	**539**	**462**	**+16.7%**	
Cost/income ratio	**56.4%**	**58.8%**	**(2.4 pts)**	
Allocated capital (€bn)	**8.9**			
ROE	**24.9%**			

**At constant exchange rates*

Financing activities

€m	Q1-07	Q1-06	Q1/Q1	Q1/Q1*
Net banking income	**629**	**484**	**+29.8%**	**+34.9%**
Operating expenses	(252)	(209)	+20.6%	+23.3%
Gross operating income	**377**	**275**	**+36.8%**	**+43.8%**
Risk-related costs	14	-	n.m.	
Net operating income	**391**	**275**	**+41.9%**	
Equity affiliates	35	49	(28.3%)	
Net gain/(loss) on disposal of other assets	-	-	-	
Pre-tax income	**426**	**324**	**+31.3%**	
Tax	(110)	(70)	+57.0%	
Net income – Group share	**309**	**245**	**+24.2%**	
Cost/income ratio	**40.1%**	**43.2%**	**(3.1 pts)**	
ROE	**20.1%**			

**At constant exchange rates*

In financing activities, revenues were an impressive €629 million, sharpy; up with 30% on the first quarter of 2006 and of 34.9% at constant exchange rates.
Structured finance posted record revenues, driven by project finance (NBI multiplied by 2.3 year-on-year), leverage finance and shipping finance.
Continued development of international operations also generated a 35% year-on-year increase in revenues, with very strong growth in America and Asia.
Lastly, **commercial banking** again benefited from strong proceeds from the sale of restructured loans.

As a result, the business line delivered an excellent operational and financial performance: The **cost/income ratio** improved further, contracting by 3.1 percentage points over one year to the target of 40% and the after-tax return on allocated equity exceeded 20%, a 3.2 point year-on-year increase.

Capital markets and investment banking

€m	Q1-07	Q1-06	Q1/Q1	Q1/Q1*
Net banking income	**991**	**910**	**+8.9%**	**+13.3%**
Operating expenses	(661)	(611)	+8.2%	+11.5%
Gross operating income	**330**	**299**	**+10.2%**	**+16.9%**
Risk-related costs	-	-	-	
Net operating income	**330**	**299**	**+10.2%**	
Equity affiliates	1	1	n.m.	
Pre-tax income	**331**	**300**	**+10.2%**	
Tax	(92)	(75)	+22.4%	
Net income – Group share	**230**	**217**	**+6.0%**	
Cost/income ratio	**66.7 %**	**67.1%**	(0.4 pt)	
ROE	**36.4%**			

**At constant exchange rates*

Capital markets and investment banking generated record-high **net banking income** in the first quarter: €991 million, a rise of 13.3% at constant exchange rates on the first quarter of 2006, despite a high basis of comparison, and an increase of 22% on the fourth quarter of 2006.

In capital markets, solid results were driven by an excellent overall business performance. Fixed-income derivatives staged a strong recovery following the slowdown in the fourth quarter, with NBI multiplied by 3.1 quarter-on-quarter. Whereas structured credit results are impacted by the mortgages credit market in the US.
The equity derivatives business continued to expand, in line with targets, with rises of 16% year-on-year and 45% quarter-on-quarter, while revenues from treasury/foreign exchange operations surged by 40% year-on-year.

Likewise, the equity brokerage business at CA Cheuvreux and CLSA reached record highs, with a 21.6% year-on-year jump.

The **cost/income ratio** continued to improve. It narrowed to 66.7% in the first quarter of 2007, down 12.4 points quarter-on-quarter.

Gross operating income surged by 16.9% year-on-year at constant exchange rates to €330 million.

Capital markets and investment banking contributed €230 million to Crédit Agricole S.A.'s **net income (Group share).**

6. PROPRIETARY ASSET MANAGEMENT AND OTHER ACTIVITIES

Net banking income for the business line amounted to €239 million. It includes the €448 million gain on the disposal of Intesa shares. Excluding this capital gain and the reversals of provisions for home purchase savings plans, NBI was €50 million lower than in the first quarter of 2006, primarily owing to acquisition-related financing costs.

Operating expenses include around €40 million of complementary reserves for LCL early retirement plans.

In addition, the business line registered a €1,043 million net gain on disposal of other assets (dilution gain on Intesa).

Furthermore, following a negative €24 million adjustment to Intesa's final (equity-accounted) income for 2006 and lower income from Eurazeo than in 2006, **contribution from equity affiliates** was a negative €11 million compared with a profit of €71 million in the first quarter of 2006.

Net banking income in private equity was €48 million, a rise of 26.5% year-on-year. **Gross operating income** advanced by 19.1% to €39 million.

€m	Q1-07	Q1-06	Δ Q1/Q1
Net banking income	**239**	**(54)**	**n.m.**
Operating expenses	(252)	(179)	+40.5%
Gross operating income	**(13)**	**(233)**	**(94.4%)**
Risk-related costs	(11)	13	n.m.
Net operating income	**(24)**	**(220)**	**(89.0%)**
Equity affiliates	(11)	71	n.m.
Net gain/(loss) on disposal of other assets	1,046	18	n.m.
Pre-tax income	**1,010**	**(131)**	**n.m.**
Net income – Group share	**1,059**	**(119)**	**n.m.**

CRÉDIT AGRICOLE GROUP CONSOLIDATED RESULTS

Over the first quarter of 2007, the Crédit Agricole Group generated **net income (Group share)** of €3,137 million, an increase of 61.0% compared with the same period in 2006.

This increase was due to the dilution gain on Intesa, which was recorded under Net gain/(loss) on disposal of other assets and to robust growth in **net banking income**, which reflects the business lines' solid momentum and the gain on disposal of the Intesa Sanpaolo shares.

Total shareholders' equity (Group share) was €65.4 billion at 31 March 2007; the CAD/ESR ratio was 10.4% with a Tier One ratio of 7.6%.

€m	Q1-07	Q1-06	ΔQ1/Q1
Net banking income	**8,349**	**7,316**	**+14.1%**
Operating expenses	(4,826)	(4,314)	+11.9%
Gross operating income	**3,523**	**3,002**	**+17.4%**
Risk-related costs	(424)	(300)	+41.3%
Operating income	**3,099**	**2.702**	**+14.7%**
Equity affiliates	60	250	(76.0%)
Net income on other assets	1,036	22	n.m.
Tax	(928)	(935)	(0.7%)
Net income	**3,263**	**2,039**	**+60.0%**
Net income - Group share	**3,137**	**1,949**	**+61.0%**

***

Presentation available on the website: www.credit-agricole-sa.fr

CRÉDIT AGRICOLE
ASSET MANAGEMENT

Press release

Crédit Agricole Asset Management awarded the first NF 343* certificate by AFAQ AFNOR Certification for quality of financial reporting

Paris, 21 May 2007 – Crédit Agricole Asset Management (CAAM) has been awarded NF 343 certification by AFAQ AFNOR Certification for the high standard of its financial reporting. CAAM is the first asset management company to obtain certification for this metric, a key element of sound customer relationships.

The certification covers all French investment funds open to investors and intended for customers of the LCL network, Crédit Agricole Regional Banks and CAAM's direct customers.

Financial reporting involves responding to customers' needs by providing information of the highest possible quality while keeping pace with changes in the regulatory and technological environments.

The quality requirements covered by the certification rules apply to three areas:

- processes (organisation, customer feedback, production tools, etc.)
- information (content, dissemination schedules, etc.)
- quality of data provided for each reporting area (portfolio details, risk and return, fund manager's commentary, etc.)

The certification, which pertains to some 700 monthly financial reports produced by CAAM's reporting team, was issued following a third-party audit carried out by Infocert on behalf of AFAQ AFNOR Certification. It reflects the company's proven expertise, particularly as regards the quality and timeliness of the information provided to fund investors. Infocert will carry out an annual audit and monthly controls in order to maintain the certification and eventually to extend its scope.


QUALITÉ CERTIFIÉE
NF
REPORTING FINANCIER
*

NB: Crédit Agricole Asset Management also took first place in the Reporting category of the 2007 Asset Management Awards organised by Amadeis.

About Crédit Agricole Asset Management

Crédit Agricole Asset Management (CAAM) is one of the leading investment managers in France[1] and Continental Europe[2], with 534.8 billion euros under management at end December 2006. It has a workforce of 2,137, including 546 investment professionals. Recognised as an innovator, CAAM pursues a multi-skill, multi-centre approach and operates eight investment management hubs worldwide: Paris, London, Milan, Madrid, Hong Kong, Singapore, Tokyo and Seoul.

[1] *Open funds marketed in France. Source: Europerformance-Fininfo at end-December 2006*
[2] *IPE - Top 400 European Asset Management Leaders. data at December 2005, published in June 2006*

www.ca-assetmanagement.com


Crédit photo : David Paul Carr

Jacques Beslin, Deputy Managing Director of AFAQ AFNOR Certification, awarding the NF 343 certificate for financial reporting quality to Paul-Henri de la Porte du Theil, CEO of Crédit Agricole Asset Management (CAAM).


NF
Crédit photo : David Paul Carr

Crédit Agricole S.A. General Shareholders Meeting

Paris, 23 May 2007

Crédit Agricole S.A. held its general shareholders' meeting today at the Parc des Expositions de la Porte de Versailles in Paris. meeting was chaired by René Carron, the bank's Chairman, and Georges Pauget, its Chief Executive Officer.
More than a thousand shareholders attended this meeting. With a quorum of 71.52%, the general meeting was able to vote on al proposed resolutions, including extraordinary resolutions. All these resolutions were passed, with between 88.7% and 99.9% of v rights.
The net dividend for 2006 was set at €1.15, which will be payable as from 29 May 2007.
During this meeting, the shareholders voted in favour of:

ratifying the Board of Directors' appointment of Jean-Paul Chifflet, Chief Executive Officer of the Caisse Régionale de Crédit Agricole* Centre-Est, as director in replacement of Yves Couturier.

appointing as directors: Dominique Lefebvre, Chairman of the Caisse Régionale de Crédit Agricole Val de France, in replacem Roger Gobin Lord Michaël Jay, independent member of the House of Lords in the United Kingdom since 2006, in replacemen Corrado Passera.
Additionally, the general shareholders' meeting reappointed Jean-Paul Chifflet, Pierre Bru, Alain David and Bruno de Laage a directors for a further three-year term.

**Caisse Régionale de Crédit Agricole: Crédit Agricole Regional Bank*

Reach all 2007 press re

CALYON
CRÉDIT AGRICOLE CIB

Paris, May 24, 2007

Press release

Calyon obtains authorization for a full-service subsidiary in Algeria

Calyon Algeria has recently received authorization to become a full-service bank. With capital of 2.5 billion dinars (€26.3 million), it will provide corporate and investment banking services to major local companies and financial institutions as well as to large international groups seeking to develop their activities in Algeria.

With the backing of the credit ratings and financial solidity of the Crédit Agricole group, Calyon is positioned as a major player in financial markets and is ranked among Europe's ten leading corporate and investment banks.
Present in 58 countries, Calyon offers clients a full range of products and services in capital markets, brokerage, investment banking, structured finance, corporate banking and international private banking.

Crédit Agricole is the largest banking organization in France with a presence across the entire spectrum of banking and finance activities. It is also the European market leader in terms of both the number of customer current accounts held and retail banking revenues. Crédit Agricole ranks number two in Europe and sixth in the world in terms of capital.

In obtaining this authorization, the Crédit Agricole group has demonstrated through its subsidiary, Calyon, its determination to accompany its clients and participate in the development of the Algerian market.

CRÉDIT AGRICOLE LEASING

Press release

Crédit Agricole S.A. and European Investment Bank sign agreement to bolster renewable energy financing

Paris, 29 May 2007 — René Carron, chairman of Crédit Agricole S.A., and Philippe de Fontaine Vive, vice-president of the European Investment Bank (EIB), signed a partnership agreement on renewable energy financing on 28 May at Crédit Agricole S.A.'s corporate headquarters. Under the agreement, the EIB is making a EUR 100 million loan package available to Unifergie, a subsidiary of Crédit Agricole Leasing specialised in project financing for energy management and environmental protection. The money will be used to fund infrastructure projects involving renewable energies, including wind, photovoltaic, biomass and biogas systems, to generate electric power in France.

Under the terms of the agreement – the first renewable energy partnership that the EIB has signed with a bank in France – a system of delegations tailored to the size of the financed projects will also be set up. Unifergie will refer any project in excess of EUR 25 million to the EIB to ensure that it complies with the criteria laid down for the partnership, with special emphasis on environmental issues. For projects worth less than EUR 25 million in the windpower sector, the EIB delegates to Unifergie the right of selection and the authority to commit funds from the loan package. The aim is to expedite projects with a regional dimension.

Going forward, the agreement is expected to confirm the leading role played by the Crédit Agricole Group in the fields of regional planning and sustainable development. It also recognises Unifergie's expertise and experience in financing energy management and environmental projects.

* * *

About:

Unifergie

Unifergie, a subsidiary of Crédit Agricole Leasing, is a mainstay of Crédit Agricole S.A.'s environmental offering launched in April 2006. Organised as a *sofergie*, a credit institution specialising in lease financing for energy-related projects, Unifergie is a key player in this sector. For the past 20 years it has been providing one-stop financing solutions covering property, plant, equipment and intangible assets for a wide range of sustainable development projects. These include cogeneration plants, wind farms, air conditioning systems, boilers, waste sorting units, composting centres, waste-to-energy plants, wastewater treatment plants and drainage systems.

Unifergie-financed projects now generate:

- through wind power only: 587 million kWh p.a., equivalent to the consumption of 235,000 households, thus avoiding the emission of 260,000 tonnes of CO_2 annually
- from all plants (cogeneration, wind, incineration plants): 1,200 MW, equivalent to the consumption of some 1.5 million or more households

European Investment Bank

Created by the Treaty of Rome in 1958, the European Investment Bank (EIB) is the European Union's financial arm. It provides mainly long-term loans to both private and public sector promoters whose ventures contribute to furthering the policies of the EU in six priority areas: economic and social cohesion; research, development and innovation; support for SMEs; environmental protection and the promotion of sustainable development; trans-European transport and security policy; and energy supply diversification. It also participates outside the Union in the implementation of the Community's development aid and cooperation policies.

The EIB is is not dependent on the EU budget or European taxpayers: it operates as a commercial bank, raising its resources on the capital markets. It is, however, guaranteed by the Member States and is therefore AAA-rated and can make loans on favourable terms. In 2006, it borrowed EUR 48 billion and lent EUR 45.8 billion, of which EUR 39.8 billion within the European Union.

Clarifications made by Sofinco.

Paris 29 May 2007

Sofinco wishes to make the following clarifications regarding a news item carried by Agence France Presse on 28 May

The French consumer protection and antifraud agency, the DDCCRF, filed a lawsuit against Sofinco with the court in Evry conce
an advertisement that ran in January 2006.

Sofinco formally challenges the allegation that the terms and conditions it advertised were misstated. No Sofinco customer has b
subject to higher charges than those stated in the advertisement.

The misunderstanding stems from the fact that the advertisement did not state that the last monthly payment would obviously be
readjusted to ensure strict compliance with the undertakings made to customers. The DDCCRF failed to take this readjustment i
account in its calculation, which was therefore inaccurate and did not reflect the actual conditions applicable to customers.

For many years, Sofinco has had the lowest rate of risk of all specialised credit institutions in France. It wishes to stress that it is
socially responsible institution that treats credit as part of an overall approach to budget planning and management and that it wa
customers to be able to choose between credit payment and cash payment facilities.

Reach all 2007 press re

Crédit Agricole S.A.
File No. 82-34771

Exhibit 1.2

Presentation entitled "2006 first quarter results"

May 2006

Please see attached.

Crédit Agricole S.A.
File No. 82-34771

Exhibit 2.2

Presentation entitled "2007 first quarter results"

May 2007

Please see attached.

2007 first quarter results

May 2007


CRÉDIT
AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

✓ Disclaimer

This presentation may include prospective information on the Group, supplied as information on trends. This data does not represent forecasts under the meaning of European Regulation n° 809/2004 from 29 April 2004 (chapter 1, article 2, § 10).

This information was developed from scenarios based on a number of economic assumptions for a given competitive and regulatory environment. Therefore, they are by nature subject to random factors that could cause actual results to differ from projections.

Likewise, the financial statements are based on estimates, particularly in calculating market value and asset depreciation.

The readers must take all these risk factors and uncertainties into consideration before making their own judgement.

✓ Applicable standards and comparisons

The figures in this presentation have been drawn up in accordance with the IFRS accounting standards adopted by the European Union.

Within this framework, IAS 32 and 39 and IFRS 4 only apply as from 1 January 2005.

In order to enable comparisons, all 2004 data, for this presentation, and the changes have been estimated in accordance with IAS/IFRS, including 32 and 39. These estimates are not audited.

Contents

Crédit Agricole S.A. consolidated results

✓ A quarter that reflects the success of the Group's strategy in Italy

- Net income - Group share nearly doubled year-on-year owing to impact of Intesa transactions
- Robust growth in net income - Group share, excluding atypical items

✓ Net income - Group share: €2,655m (up 91.7%)

✓ Net income - Group share excluding atypical items*: €1,181m (up 13.5%)

✓ ROE: 14.7%**

*See appendix on page 52
** Excluding 2007 Intesa impacts


CRÉDIT
AGRICOLE S.A.

The success of the Group's Italian strategy

✓A quarter that reaps the benefits of 17 years of presence in Italy

- Agreements negotiated in Q4-2006 to acquire a retail banking network begin to bear fruit
- Group accounts reflect financial impact of Intesa Sanpaolo merger and disposal of part of Crédit Agricole S.A.'s stake in the new group

✓The Italian retail banking network

- Cariparma and FriulAdria acquired on 1 March 2007
- 29 Intesa branches transferred to FriulAdria on 1 April 2007

✓Payoff from investment in Intesa

- Gain on dilution: €1,043m
- Gain on disposal: €448m
- IRR on Intesa investment since listing: 20%
- Value of Intesa Sanpaolo shares in the consolidated accounts at 31 March 2007: €3,463m, unrealized gains as of 31 March 2007: around €650m

Crédit Agricole S.A. consolidated results

Exceptionally high results for the quarter

€m	Q1-07	Q1-06	ΔQ1/Q1	ΔQ1/Q1 excl. atypical items*
Net banking income	**5,015**	**3,995**	**+25.5%**	**+19.2%**
Operating expenses	(2,959)	(2,493)	+18.7%	+18.7%
Gross operating income	**2,056**	**1,502**	**+36.9%**	**+20.1%**
Risk-related costs	(223)	(127)	+75.6%	+75.6%
Operating income	**1,833**	**1,375**	**+33.3%**	**+14.1%**
Equity affiliates	379	561	(32.4%)	
Net income on other assets	1,065	18	n.m.	
Tax	(480)	(471)	+1.9%	
Net income	**2,793**	**1,483**	**+88.3%**	
Net income – Group share	**2,655**	**1,385**	**+91.7%**	
Cost/income ratio	**59.0%**	**62.4%**	**(3.4 pts)**	**(0.3 pt)**
ROE	**14.7%****			

✓ Exceptionally high level of income at €2.7bn owing to:

- A good first quarter
- Impact of Intesa transactions

✓ NBI excluding atypical items up 19.2%, reflecting growth and acquisitions (Emporiki, one month of Italy)

✓ Risk-related costs held down to 32bp of risk-weighted assets, up 23.9% excluding acquisitions in international retail banking

✓ Net income - Group share excluding atypical items*: €1,181m in Q1-07, up 13.5% YoY

* Atypical items, see appendix on page 52

** Excluding 2007 Intesa impacts

CRÉDIT AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

Excellent results of the Group's business lines


Net income - Group share
€m
Corporate and investment banking
539
33.8%
Retail banking
464
29.1%
LCL
151
IRB
73
Specialised business lines
593
37.1%
(excluding proprietary asset management and other activities)


Net banking income**
International
39%
France
61%
Q1-06
International
47%
France
53%
Q1-07

✓ Higher contributions from Corporate & Investment Banking and Specialised Business Lines

- Corporate & Investment Banking and Asset Management delivered excellent results
- Impact of FAFS acquisition on Specialised Financial Services

✓ Percentage of NBI derived from international operations continued to increase, in keeping with medium term plan targets

✓ International Retail Banking includes only one month's contribution from Cariparma and FriulAdria during the quarter period and no longer includes Intesa's contribution

*Share (25%)
** Management accounts


CRÉDIT AGRICOLE S.A.

Contents

CRÉDIT AGRICOLE S.A.

French retail banking – Regional Banks

Growing results (excluding home purchase savings plan)

- ✓ Aggregate NBI for the Regional Banks up 3.2% year-on-year adjusted for impact of home purchase savings plans (HPSP)
- ✓ Solid operating income with growth of 4.5% (excluding home purchase savings plans)
- ✓ The business line's contribution was up 8.4% excluding impact from home purchase savings plans, including the Regional Banks' subsidiaries, and after transition to IFRS of individual accounts and consolidation adjustments

€m	Q1-07	Q1-06	ΔQ1/Q1	ΔQ1/Q1 excl. HPSP
Aggregate NBI	3,169	3,230	(1.9%)	+3.2%
Adjusted NBI*	3,092	3,155	(2.0%)	+3.2%
Operating expenses	(1,715)	(1,689)	+1.5%	+1.5%
Aggregate gross operating income	**1,377**	**1,466**	**(6.1%)**	**+5.4%**
Risk-related costs	(182)	(163)	+11.6%	+11.7%
Operating income	**1,195**	**1,303**	**(8.3%)**	**+4.5%**
Cost/income ratio	55.5%	53.5%	+2.0 pts	(0.9 pt)

€m	Q1-07	Q1-06	ΔQ1/Q1	ΔQ1/Q1 excl. HPSP
Net income accounted for at equity (25%)	**199**	**210**	**(5.0%)**	**+8.3%**
Change in share of reserves	112	100	+11.9%	+11.9%
Share of income from equity affiliates	**311**	**310**	**+0.5%**	**+9.6%**
Tax**	(71)	(62)	+14.4%	+14.4%
Net income	**240**	**248**	**(3.0%)**	**+8.4%**

* Aggregate results of 40 Regional Banks accounted for by the equity method adjusted for dividends and comparable received from Crédit Agricole S.A.
** Tax impact of dividend received from Regional Banks

French retail banking – Regional Banks

Persistently robust business momentum

✓Sustained growth in customer assets continues

- Further growth in customer base, with 111,000 new accounts opened in Q1 (including "youth" accounts)
- Robust growth in time deposits (+88%) and passbook savings (+12.3%), driven mainly by CSL passbook accounts and the new "sustainable development" passbook account
- Ongoing strong new business inflows in life insurance (+10.1%) with substantial transfers to unit-linked products (+64.8%)



Customer assets
€bn
430.8
+6.9%
460.5
+5.6%
486.5
March 05
March 06
March 07

✓Further growth in customer loans

- Loans outstanding topped €300bn
- Short term and equipment loans to small business segment up 15.8%
- Residential mortgage loans up 14.5%



Customer loans
€bn
246.5
+10.7%
273.0
+10.6%
301.8
March 05
March 06
March 07

CRÉDIT AGRICOLE S.A.

French retail banking – Regional Banks

Solid financial results

- ✓ The interest margin, excluding home purchase savings plans impact, widened by 2.1%, driven by results in financial management
- ✓ Rise in range of bank cards and equipment rate of small business customers continued to build up, with an 18.1% year-on-year increase in number of cards, as did personal “services current accounts” (to over 8.7 million) and non-life insurance policies (+14.5%)
- ✓ Growth in operating expenses was held down to 1.5%
- ✓ Risk-related costs still moderate (11.6%; 35bp of risk-weighted assets)

Growth in fee income from customers



€m
1,016
155
108
375
378
1,179
174
128
452
425
1,238
178
121
483
456
Q1-05
Q1-06
Q1-07
ΔQ1/Q1
Total +5.0%
Services and other banking transactions +2.6%
Securities (5.5%)
Insurance +6.8%
Account management and payment instruments +7.3%

CRÉDIT AGRICOLE S.A.

French retail banking – LCL

Consolidation of fundamentals

- ✓ Net income - Group share up 7.9%, excluding home purchase savings plans impact
- ✓ NBI up 1.6% excluding home purchase savings plans impact
- ✓ Operating expenses remained tightly controlled (+0.1%), despite continued business investment, with 12 branches opened

  LCL staff cut by 311 FTE since 1 January and by 934 FTE year-on-year
- ✓ Risk-related costs tightly controlled at 33bp of risk-weighted assets

€m	Q1-07	Q1-06	ΔQ1/Q1	ΔQ1/Q1 excl. HPSP
Net banking income	**898**	**939**	**(4.3%)**	**+1.6%**
Operating expenses	(642)	(641)	+0.1%	+0.1%
Gross operating income	**256**	**298**	**(13.9%)**	**+5.8%**
Risk-related costs	(39)	(36)	+8.7%	+8.7%
Operating income	**217**	**262**	**(17.0%)**	**+5.3%**
Net income – Group share	**151**	**176**	**(14.3%)**	**+7.9%**
Cost/income ratio	71.5%	68.3%	+3.2 pts	(1.1 pt)
Allocated capital (€bn)	2.7			
ROE	22.3%			


CRÉDIT
AGRICOLE S.A.

French retail banking – LCL

Sources of growth

- ✓ The new retail banking and SME segment organisation was deployed and will be completed during the second quarter of 2007
  - For the retail banking network, it has increased the accountability of branch managers and the functional mobility of nearly 2,000 employees
  - Dedicated private banking business lines to be gradually set up by the summer
  - For the SME segment, this will entail a 20% increase in the sales staff
- ✓ The overall customer satisfaction index for the ten regional network divisions was higher at the end of March 2007 than year end 2006
- ✓ Substantial growth in customer assets
  - Passbook accounts: up 11.3%
  - Life insurance: up 9.6%
  - Sight deposit accounts: up 1.5%
- ✓ Persistently strong momentum in customer loans
  - Loans to SME's: up 15.6%
  - Loans to small business customers: up 8.8%
  - Residential mortgage loans: up 13.9%

Customer assets


€bn
120.3
129.7
133.6
+7.8%
+3.0%
March 05
March 06
March 07

Customer loans


€bn
49.4
55.9
62.4
+13.2%
+11.7%
March 05
March 06
March 07

French retail banking – LCL

Business highlights

- The interest margin (excluding home purchase savings plans) dipped in a persistently difficult interest rate and competitive climate
- New 'Zen' packages for individuals and small business customers: 105,000 new cards issued, 125,000 new accounts opened over one year
- SME sector: strong business momentum in Corporate finance with a 10.2% rise in fee income and a threefold increase in NBI *in derivatives/fixed-income and forex products*
- Non-life insurance: solid business growth, with a rise of nearly 11% in comprehensive household insurance and of 9% in business in force for Previlion

QoQ growth

€m

	Q1-05	Q1-06	Q1-07
Total	837	939	898
Total fee and commission income	446	517	441
Securities management	83	93	79
Insurance	97	107	136
Account management and payment instruments	241	222	242

	ΔQ1/Q1	ΔQ1/Q1 excl. HPSP
TOTAL	**(4.3%)**	**+1.6%**
Net interest margin	(14.7%)	(4.6%)
Total fee and commission income	**+8.4%**	**+8.4%**
Securities management	(15.3%)	(15.3%)
Insurance	+27.4%	+27.4%
Account management and payment instruments	+9.2%	+9.2%

CRÉDIT AGRICOLE S.A.

International retail banking

Business line undergoing rapid transformation following investments approved in 2006

- ✓ Solid contribution from Emporiki during the quarter: €240m to NBI
- ✓ One month's contribution from part of our Italian network added €101m to NBI
- ✓ Excluding Italy and Greece, Q1-07 NBI was €131m, up 42%, reflecting the growth of the Group's international bases
- ✓ Intesa: no longer equity-accounted; accounted for as available-for-sale securities since 1 January 2007 under Proprietary asset management and other activities

€m	Q1-07	Q1-06	ΔQ1/Q1
Net banking income	**472**	**92**	**x5.1**
Operating expenses	(308)	(77)	x4
Gross operating income	**164**	**15**	**x11.0**
Risk-related costs	(65)	(4)	x15.9
Operating income	**99**	**11**	**x9.2**
Equity affiliates	35	120	(70.6%)
Pre-tax income	**134**	**131**	**+3.0%**
Net income – Group share	**73**	**121**	**(39.6%)**
Cost/Income ratio	65.2%	83.9%	(18.7pts)
Allocated capital (€bn)*	2.9		
ROE	10.8%		

* Excl. Cariparma and FriulAdria, allocated capital €1.9 bn and ROE 14.1%

International retail banking

Emporiki Bank: integration and 2007-2011 plan

✓ A successful integration

- New organisational structure capitalises on expertise of local and expatriate managers
- Rapid rationalisation of portfolio and business activities
- Company practices brought into line with those of Crédit Agricole
  - Best reserve ratio of non-performing loans within the Greek banks
  - One of the three Greek banks having a risk management model certified by the Bank of Greece
- Mobilisation of forces to restore business momentum
  - Exclusive agreement signed with Carrefour (Carrefour-Credicom JV)
  - Major new campaign to promote mortgage loans: loan production up 50% YoY; over 140% of year's target reached

✓ Q1-07 results

Results reflecting the stages of integration process

- NBI: €244m (down 2.1%)
  - Important growth of interest margin (up 15.1%)
  - Slowdown of fee income and overall of securities transactions which were important in 2006
- Operating expenses : €156m (up 9.9%)
  - Increase of headcount in Balkan subsidiaries (up 150 people)
  - Expenses linked to the bank's transformation process
- GOI : €88m (down 18%; up 10% excluding non recurring items)
- Net income – Group share: €18m (down 64.9%)

Emporiki Bank: integration and 2007-2011 plan

✓ An ambitious, realistic 2007-2011 plan

- Recapturing "natural" market share (10%-11%) in a rapidly growing market:
  - substantial potential for transformation:
    - Operational: redefinition of processes for more simplicity, speed and costs cutting
    - Organisational: updating human resources management (mobilisation, training)
    - Commercial: customer-oriented branch network, brand repositioned to reflect the bank's new image
  - Implementing synergies with the Group:
    - Development of specialised services
    - Creation of new products in conjunction with the specialised subsidiaries: Emporiki Credicom, Emporiki Life, *Emporiki Asset Management*, *Emporiki Real Estate*, Emporiki Leasing

✓ Substantial growth in South-Eastern Europe

- Potential to benefit from high-margin, high-growth markets
- Robust organic growth: 265 new branches (€55m invested)
- Platform for developing Group business lines

✓ Financial targets for 2007-2011

- NBI: *average annual growth of over 11%*
- Cost/income ratio: less than 50% by the end of the period
- Pre-tax profit: 30% average annual growth*
- Investments: €260m over the period

* Base: €160m in 2006, before post-acquisition adjustments

International retail banking

Cariparma - FriulAdria: Controlled integration risks

✓Management

- The management team is in place
- It consists of key people to whom Cariparma owes its success
- Two former heads of LCL and of an Intesa regional bank have completed the team

✓202 Intesa branches

- Interim management agreement

✓IT system

- A clone of the Banca Intesa IT system will be used, so that Cariparma will be able to consolidate the 173 branches when ownership is transferred on 1 July
- As from 1 July, this clone will be enhanced with Cariparma's flagship products to stimulate business for the branches

Cariparma - FriulAdria: integration in line with plan targets, first contribution to income

✓Creation of Crédit Agricole Group in Italy: timetable

- Early March: acquisition of Cariparma and FriulAdria
- Early April: FriulAdria acquired 29 Banca Intesa branches
- Early July: Cariparma to acquire 173 Banca Intesa branches

✓Aggregate figures for Cariparma + FriulAdria in Q1-07

- NBI: €272m
- GOI: €152m
- Cost/income ratio: 44.3%
- Net income - Group share: €73m

Contribution to Crédit Agricole S.A. Net income - Group share: €23m

Cariparma - FriulAdria: Business in Q1 in line with our expectations

✓Strong business performance

- Loans: €17.3bn (up 10.1%)
- On-balance sheet customer assets: €15.3bn (up 6.9%)
- Off-balance sheet customer assets: €34.6bn (up 7.4%)

✓Planned acceleration of commercial development

- Creation of two Regional Departments: Centre/South and North West
- Preparing for deployment of Crédit Agricole S.A. Group business lines in Italy
- Three advertising campaigns (TV, radio, point-of-sale) scheduled to begin in May, based on partnership with the Italian rugby team

Ongoing strong growth momentum

- ✓ Net income - Group share for the business line up 19.6%
- ✓ FAFS consolidated for the first time during the quarter, with a €60m contribution to the business line's NBI
- ✓ Like-for-like revenue growth of 2.9% with stable operating income in a climate of intense competition and a lacklustre market in France
- ✓ Continued advance for Eurofactor, with factored receivables of €9.8bn, up nearly 25%
- ✓ Results up for lease financing with outstandings of €12.7bn

€m	Q1-07	Q1-06	ΔQ1/Q1
Net banking income	**728**	**645**	**+12.8%**
Operating expenses	(389)	(344)	+12.8%
Gross operating income	**339**	**301**	**+12.7%**
Risk-related costs	(122)	(102)	+19.8%
Operating income	**217**	**199**	**+9.1%**
Equity affiliates	2	1	n.m.
Net income on other assets	19	-	n.m.
Pre-tax income	**238**	**200**	**+19.0%**
Net income – Group share	**152**	**127**	**+19.6%**
Cost/income ratio	**53.4%**	**53.4%**	
Allocated capital (€bn)	**3.0**		
ROE	**21.8%**		

CRÉDIT AGRICOLE S.A.

Specialised financial services

Consumer finance in France and abroad

- ✓ Loans outstandings rose by 45.1% over one year to €55.1bn at 31/03/07, with 54.4% of loans outstanding abroad
- ✓ Consolidation of FAFS and sale of the 45% stake in Finconsum in Spain yielding a €19.2m pre-tax gain on disposal
- ✓ Solid momentum for the partnership with the Regional Banks, which now encompasses 25 member Regional Banks, and diversification of the product range

Growth in managed loan book


€bn
ΔMarch/March
55.1**
3.7
5.4
38.0
3.1
5.3
32.7
2.6
4.8
March 05
March 06
March 07
Total +10.1%*
Regional Banks partnership +18.9%
LCL partnership +1.5%
Third party and JV +11.8%*
Proprietary outstandings +10.5%*

Geographic breakdown of loans outstanding


€bn
ΔMarch/March
55.1
29.9
38.0
13.7
32.7
9.9
March 05
March 06
March 07
International +22.5%*
France +3.4%

* On a like-for-like basis

** Incl. all FAFS loans outstanding


CRÉDIT
AGRICOLE S.A.

Asset management, insurance and private banking

An excellent quarter

✓ Significant increase in the business line's contribution

- NBI: up 8.2%
- Net income - Group share: up 19.0%

✓ €13.7bn in new inflows during the first quarter

- €6.1bn for asset management
- €1.6bn for private banking
- €6.0bn for life insurance

✓ Nearly €600bn in assets under management (excluding double counting and Italy)

€m	Q1-07	Q1-06	Δ Q1/Q1
Net banking income	**1,058**	**979**	**+8.2%**
Operating expenses	(455)	(431)	+5.8%
Gross operating income	**603**	**548**	**+10.0%**
Risk-related costs	-	1	(29.9%)
Operating income	**603**	**549**	**+9.7%**
Equity affiliates	6	9	(29.9%)
Pre-tax income	**609**	**558**	**+9.1%**
Net income – Group share	**441**	**371**	**+19.0%**
Cost/income ratio	43.0%	44.0%	(1.0 pt)
Allocated capital (€bn)	7.4		
ROE	23.7%		


CRÉDIT
AGRICOLE S.A.

Asset management

- ✓ The Group ranks among the top five in asset management in Europe and it is No. 1 in France
- ✓ During the quarter, an agreement was signed to unwind the CAAM Sgr JV with Intesa. The transaction is to be completed by the end of 2007
- ✓ Excluding Italy, managed outstandings topped the €500bn mark, a rise of 10.8% on Q1-06 and of 10.3% on a like-for-like basis
- ✓ The increase of €12.7bn compared with December 2006 was due to new inflows of €6.1bn in Q1-07, primarily into specialised, money-market and structured funds, and to a favourable market effect of €6.6bn
- ✓ CAAM is expanding its range and is setting up a Liability Driven Investment (LDI) platform, with six dedicated experts and €3.8bn in assets under management

Assets under management (excluding Italy)

€bn


454.1
490.4
Inflows
+6.1
Market
+6.6
503.1
52.5
60.2
66.0
March 06
Dec 06
March 07


ΔQ1/Q1
AUM +10.3%*
France +8.6%*
International +23.0%*

Breakdown of AUM by asset class


13.0%
45.0%
8.0%
19.0%
13.0%
43.0%
15.0%
9.0%
20.0%
March 06
March 07
Money markets
Bonds
Equities
Diversified
Structured, alternative and other

* On a like-for-like basis and on comparable methods


CRÉDIT
AGRICOLE S.A.

Asset management, insurance and private banking

Private banking

✓ Assets under management rose by nearly €3bn over the quarter despite an unfavourable currency impact, with:

- New inflows of €1.6bn (nearly 7% higher than the quarterly average in 2006)
- A positive market performance effect of €1.4bn

✓ In France, LCL continued to deploy its private banking business with the opening of 9 new locations and 18 business lines offering "wealth management, basic banking services and financing" under a single roof



Assets under management
€bn
83.6
53.1
87.9
55.2
Inflows
+1.6
Market and Fx
+1.3
90.8
57.1
March 06
Dec 06
March 07

	Δ March/March
AUM	**+8.6%**
France	+10.4%
International	+7.5%



CRÉDIT AGRICOLE S.A.

Asset management, insurance and private banking

Life insurance

✓ Robust business:

- Q1 revenues exceeded €6bn; it was lower than in Q1-06 (€7.9bn), when the business line benefited from transfers out of home purchase savings plans
- "Fourgous" transfer campaign highly successful, with €5.6bn assets transferred in Q1-2007 (not included in above mentioned revenues)
- Percentage of unit-linked accounts continued to rise, reaching 23% of inflows (vs. 19% in 2006 and 17% in Q1-06)
- Mathematical provisions rose by 14.1% over one year to €172.8bn (10% like-for-like, i.e. excluding BES Vida)

✓ Predica won many awards, including:

- The 2006 "Grand Trophée d'Or" awarded by Le Revenu magazine to Floriane

Assets under management*

€bn



151.4
172.8
20.5
28.6
130.9
144.2
March 06
March 07

	Δ March/March
AUM	**+10.0%****
Unit-linked	+28.6%**
€	+7.0%**

Breakdown of investment (excl. Unit-linked)



2.1%
3.9%
3.1%
75.5%
15.4%
2.4%
2.3%
3.4%
73.9%
18.0%
Book value at March 06
Book value at March 07
Alternative products
Treasury
Real estate
Fixed income
Equity

* Mathematical provisions

** Excluding BES Vida



CRÉDIT
AGRICOLE S.A.

Non-life insurance

- ✓ A robust first quarter with nearly 300,000 new policies for Pacifica and a premium income for the business line up 24.7% to €567.9m including BES Seguros
- ✓ Estimated market share in France continued to advance, rising to 3.6% in car insurance and to 5.1% in comprehensive household insurance
- ✓ Persistently solid commercial success with farmers and small businesses and in personal risk insurance


Premium income
€m
367.4
52.3
115.0
72.9
76.1
455.3
84.0
124.2
78.8
67.1
101.2
567.9
112.2
145.3
92.0
95.7
122.7
Q1-05
Q1-06
Q1-07
ΔQ1/Q1
Premium income +21.5%*
Farmers and small businesses +33.6%
Car +13.4%*
Comprehensive household +10.7%*
Personal accident, health +34.0%
Legal protection and other +21.2%

* On a like-for-like basis, excluding BES Seguros

Corporate and investment banking

Excellent quarter with record revenues and profits

- ✓ Robust business momentum across all business lines, generating record revenue in structured finance, equity brokerage and several capital market product lines (foreign exchange, equity derivatives)
- ✓ NBI expanded by 21% (at constant exchange rates) YoY and by 22% QoQ
- ✓ Significant improvement in financial performance:
  - Cost/income ratio: 56.4% down 2.4 percentage points YoY and down 9.2 points QoQ
  - Net income - Group share: up 17% YoY up 53% QoQ
  - ROE: 24.9%, up 2.8 points YoY

€m	Q1-07	Q1-06	ΔQ1/Q1	ΔQ1/Q1*
Net banking income	**1,620**	**1,394**	**+16.2%**	**+20.8%**
Operating expenses	(913)	(820)	+11.4%	+14.5%
Gross operating income	**707**	**574**	**+23.0%**	**+29.8%**
Risk-related costs	14	-	n.m.	
Operating income	**721**	**574**	**+25.4%**	
Equity affiliates	36	50	(27.7%)	
Net income on other assets	0	-	n.m.	
Pre-tax income	**757**	**624**	**+21.1%**	
Net income – Group share	**539**	**462**	**+16.7%**	
Cost/income ratio	**56.4%**	**58.8%**	**(2.4 pts)**	
Allocated capital (€bn)	**8.9**			
ROE	**24.9%**			

*At constant exchange rates

CRÉDIT AGRICOLE S.A.

Corporate and investment banking



Trends in revenues
(€m)
1,033
1,119
1,107
1,197
1,394
1,495
1,243
1,325
1,620
Q1-05
Q2-05
Q3-05
Q4-05
Q1-06
Q2-06
Q3-06
Q4-06
Q1-07



(€bn)
Change in risk-weighted assets
140.9
134.8
100.0
Capital Markets and investment banking
Financing activities
March 06
March 07

✓ NBI

- Record-high quarterly revenues for Calyon

  Strong rebound on Q4-06 (up 22%) and 2006 quarterly average (up 19%)
- Key factors during the quarter:
  - Excellent business momentum
  - Credit market performance down
  - Minor impact from ALM and syndication transactions this quarter

✓ GOI up sharply (30% at constant exchange rates YoY, 55% QoQ) with a contained rise in operating expenses

✓ Risk-related costs remained at zero in a persistently favourable environment

✓ Rise in weighted risks held down to 2% YoY owing to:

- a favourable currency impact (3 percentage points)
- expansion of the scope of activities monitored at VaR for Capital market activities
- a limited 3.6% rise in a climate of strong business growth in Financing activities

Financing activities

(€m)



Revenue growth
629
+30.0%
484
351
280
278
204
Q1-06
Q1-07
Structured finance
Commercial banking and other



Cost/income ratio
43.2%
-3.1 pts
40.1%
Q1-06
Q1-07

✓ High revenue, primarily from structured finance and continued growth in international operations

- Structured finance
  - NBI up 30% YoY at constant exchange rates
  - record revenues from project finance (NBI x2.3 YoY), leverage finance and ship finance
  - World No. 3 in project finance (Thomson Financial)
  - No. 5 in LBO finance – EMEA region (Dealogic)
- International: revenue up 35% YoY with strong growth in America and Asia
- In Commercial Banking, important revenue again from the sale of restructured loans

✓ Outstanding operational and financial performance

- Continued improvement in cost/income ratio, which declined by 3 percentage points YoY
- After-tax return on allocated equity of 20.1%, up 3.2 points YoY



CRÉDIT
AGRICOLE S.A.

Capital markets and investment banking



Revenue growth
910
+8.9%
991
577
Q1-06
Q1-07
Capital markets
Brokers and advisory



Cost/income ratio
73.9%
67.1%
66.7%
Quarterly average
Q1-06
Q1-07

✓ Record NBI:

- Up 13% at constant exchange rates on Q1-06 despite a high basis of comparison
- Up 22% QoQ

✓ Significant improvement in cost/income ratio by comparison with the previous quarters: 66.7% in Q1-07, down 7.2 points on the 2006 quarterly average

✓ **Capital markets**

- Solid results driven by excellent overall performance
  - World No. 5 in Euro ABS/MBS (Thomson Financial)
  - No. 2 in ABCP Conduits (CP Ware)
- Strong recovery in fixed-income derivatives after the slowdown in Q4: NBI 3.1x higher than in Q4-06
- Continued development of equity derivatives, business on target: up 16% YoY, up 45% on QoQ
- Substantial revenue growth in treasury/foreign exchange operations: up 40% YoY
- Performances of credit structured products penalized by the situation of US mortgage credit market

✓ **Brokerage**

- Record high level of business in equity brokerage



CRÉDIT
AGRICOLE S.A.

Proprietary asset management and other activities

Division results

- NBI including €448m of capital gain from disposal of part of Intesa Sanpaolo stake; excluding this item and impact of home purchase saving plans, decrease due to the cost of financing of acquisitions
- €1,043m dilution gain from Intesa recognised in net income on other assets
- Income from equity affiliates declined due to a €24m adjustment to Intesa's final 2006 equity-accounted income and to lower 2006 income for Eurazeo
- Private Equity NBI: €48m, up 26.5%; GOI: €39m, up 19.1%

€m	Q1-07	Q1-06	Δ Q1/Q1
Net banking income	**239**	**(54)**	**n.m.**
Operating expenses	(252)	(179)	+40.5%
Gross operating income	**(13)**	**(233)**	**(94.4%)**
Risk-related costs	(11)	13	n.m.
Operating income	**(24)**	**(220)**	**(89.0%)**
Equity affiliates	(11)	71	n.m.
Net income on other assets	1,046	18	n.m.
Pre-tax income	**1,010**	**(131)**	**n.m.**
Net Income – Group share	**1,059**	**(119)**	**n.m.**

CRÉDIT AGRICOLE S.A.

Contents



CRÉDIT
AGRICOLE S.A.

Crédit Agricole S.A.: sound financial position

- ✓ €4bn share issue on 6 February 2007 and redemption of the shareholder's advance outstanding at 31 December 2006
- ✓ Rise in risk-weighted assets due primarily to acquisitions (Cariparma – FriulAdria, FAFS) and Corporate and Investment Banking

Capital (Shareholders' equity and subordinated debt)


€bn
62.5
68.9
24.5 *
21.6
35.1
43.5
Dec 06
March 07
ΔMarch/Dec
Subordinated debt and similar (11.8%)
Preferred shares (0.6%)
Shareholders' equity Group share +24.1%
Total +8.9%

Risk-weighted assets and CAD ratio


€263.6bn
€299.1bn
8,8%
9,6%
8,2%
8,3%
Dec 06*
March 07
CAD/ISR ratio
O/w Tier 1

* Including €2.2bn shareholders' advance


CRÉDIT AGRICOLE S.A.

Contents



CRÉDIT
AGRICOLE S.A.

Consolidated income statement

€m	Q1-07	Q1-06	ΔQ1/Q1
Net banking income	**8,349**	**7,316**	**+14.1%**
Operating expenses	(4,826)	(4,314)	+11.9%
Gross operating income	**3,523**	**3,002**	**+17.4%**
Risk-related costs	(424)	(300)	+41.3%
Operating income	**3,099**	**2,702**	**+14.7%**
Equity affiliates	60	250	(76.0%)
Net income on other assets	1,036	22	n.m.
Tax	(928)	(935)	(0.7%)
Net income	**3,263**	**2,039**	**+60.0%**
Net income - Group share	**3,137**	**1,949**	**+61.0%**

Crédit Agricole Group highlights

Quarterly consolidated income statement

€bn	Dec 06	March 07
Equity Group share	58.7	65.4
Preferred shares	2.9	2.8
Subordinated debt	22.0	21.3
Total risk-weighted assets	523.6	563.9
CAD/ISR ratio	**10.0%**	**10.4%**
Tier 1 ratio	**7.7%**	**7.6%**

CRÉDIT
AGRICOLE S.A.

2007 first quarter results

Appendices

CRÉDIT AGRICOLE S.A.

Contents

Crédit Agricole S.A. consolidated results

Consolidated income statement by business line

€m	French retail banking – Regional Banks		French retail banking – LCL		International retail banking		Specialised financial services		Asset management, insurance and private banking		Corporate and investment banking		Proprietary asset management and other activities		Group	
	Q1-06	Q1-07	Q1-06	Q1-07	Q1-06	Q1-07	Q1-06	Q1-07	Q1-06	Q1-07	Q1-06	Q1-07	Q1-06	Q1-07	Q1-06	Q1-07
Net banking income	-	-	**939**	**898**	**92**	**472**	**645**	**728**	**979**	**1,058**	**1,394**	**1,620**	**(54)**	**239**	**3,995**	**5,015**
Operating expenses	-	-	(641)	(642)	(77)	(308)	(344)	(389)	(431)	(455)	(820)	(913)	(179)	(252)	(2,493)	(2,959)
Gross operating income	-	-	**298**	**256**	**15**	**164**	**301**	**339**	**548**	**603**	**574**	**707**	**(233)**	**(13)**	**1,502**	**2,056**
Risk-related costs	-	-	(36)	(39)	(4)	(65)	(102)	(122)	1	-	-	14	13	(11)	(127)	(223)
Equity affiliates	310	311	-	-	120	35	1	2	9	6	50	36	71	(11)	561	379
Net income on other assets	-	-	-	-	-	-	-	19	-	-	-	-	18	1,045	18	1,065
Pre-tax income	**310**	**311**	**262**	**217**	**131**	**134**	**200**	**238**	**558**	**609**	**624**	**757**	**(131)**	**1,010**	**1,954**	**3,277**
Tax	(62)	(71)	(79)	(65)	(3)	(33)	(67)	(76)	(181)	(157)	(145)	(202)	66	124	(471)	(480)
Gain/(loss) on discontinued operations	-	-	-	-	-	(4)	-	-	-	-	-	-	-	-	-	(4)
Net income	**248**	**240**	**183**	**152**	**128**	**97**	**133**	**162**	**377**	**452**	**479**	**555**	**(65)**	**1,134**	**1,483**	**2,793**
Minority interests	-	-	7	1	7	24	6	10	6	11	17	16	54	75	98	138
Net income - Group share	**248**	**240**	**176**	**151**	**121**	**73**	**127**	**152**	**371**	**441**	**462**	**539**	**(119)**	**1,059**	**1,385**	**2,655**


CRÉDIT
AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

Quarterly consolidated income statement

€m	French retail banking – Regional Banks												
	Q1-04	Q2-04	Q3-04	Q4-04	Q1-05	Q2-05	Q3-05	Q4-05	Q1-06	Q2-06	Q3-06	Q4-06	Q1-07
Net banking income	-	-	-	-	-	-	-	-	-	-	-	-	-
Operating expenses	-	-	-	-	-	-	-	-	-	-	-	-	-
Gross operating income	-	-	-	-	-	-	-	-	-	-	-	-	-
Risk-related costs	-	-	-	-	-	-	-	-	-	-	-	-	-
Equity affiliates	219	156	184	174	236	208	209	200	310	115	201	223	311
Net income on other assets	-	-	-	(3)	-	-	-	-	-	-	-	-	-
Integration-related costs	-	-	-	-	-	-	-	-					
Pre-tax income	**219**	**156**	**184**	**171**	**236**	**208**	**209**	**200**	**310**	**115**	**201**	**223**	**311**
Tax	(49)	(11)	-	-	(56)	(15)	(4)	-	(62)	(26)	-	(2)	(71)
Net income	**170**	**145**	**184**	**171**	**180**	**193**	**205**	**200**	**248**	**89**	**201**	**221**	**240**
Minority interests	-	-	-	-	-	-	-	-	-	-	-	-	-
Net income - Group share	**170**	**145**	**184**	**171**	**180**	**193**	**205**	**200**	**248**	**89**	**201**	**221**	**240**


CRÉDIT
AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

Quarterly consolidated income statement

€m	French retail banking – LCL												
	Q1-04*	Q2-04*	Q3-04*	Q4-04	Q1-05	Q2-05	Q3-05	Q4-05	Q1-06	Q2-06	Q3-06	Q4-06	Q1-07
Net banking income	**827**	**868**	**834**	**867**	**837**	**900**	**854**	**910**	**939**	**920**	**878**	**915**	**898**
Operating expenses	(630)	(610)	(608)	(629)	(627)	(613)	(612)	(635)	(641)	(604)	(612)	(637)	(642)
Gross operating income	**197**	**258**	**226**	**238**	**210**	**287**	**242**	**275**	**298**	**316**	**266**	**277**	**256**
Risk-related costs	(44)	(36)	(34)	(56)	(41)	(31)	(18)	(60)	(36)	(35)	(39)	(41)	(39)
Equity affiliates		-	-	-	-	-	-	-	-	-	-	-	-
Net income on other assets	-	-	-	-	-	-	-	-	-	-	-	-	-
Integration-related costs	-	-	-	-	-	-	-	-					
Pre-tax income	**154**	**222**	**192**	**182**	**169**	**256**	**224**	**215**	**262**	**281**	**227**	**236**	**217**
Tax	(47)	(68)	(55)	(64)	(51)	(77)	(67)	(65)	(79)	(84)	(68)	(71)	(65)
Net income	**107**	**154**	**137**	**118**	**118**	**179**	**157**	**150**	**183**	**197**	**159**	**165**	**152**
Minority interests	8	12	(2)	(15)	1	5	4	4	7	7	5	5	1
Net income - Group share	**99**	**142**	**139**	**133**	**117**	**174**	**153**	**146**	**176**	**190**	**154**	**160**	**151**

* On a like-for-like basis and on comparable methods


CRÉDIT
AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

Quarterly consolidated income statement

€m	International retail banking												
	Q1-04*	Q2-04*	Q3-04*	Q4-04	Q1-05	Q2-05	Q3-05	Q4-05	Q1-06	Q2-06	Q3-06	Q4-06	Q1-07
Net banking income	**69**	**75**	**54**	**77**	**63**	**88**	**76**	**90**	**92**	**130**	**235**	**367**	**472**
Operating expenses	(55)	(58)	(37)	(69)	(53)	(76)	(67)	(71)	(77)	(100)	(181)	(267)	(308)
Gross operating income	**14**	**17**	**17**	**8**	**10**	**12**	**9**	**19**	**15**	**30**	**54**	**100**	**164**
Risk-related costs	(7)	(4)	2	(13)	(2)	(10)	(1)	(20)	(4)	(18)	(32)	(19)	(65)
Equity affiliates	85	86	73	103	123	107	114	108	120	140	142	120	35
Net income on other assets	-	-	-	(3)	(3)	3	-	-	-	-	-	-	-
Integration-related costs	-	-	-	-	-	-	-	-					
Pre-tax income	**92**	**99**	**92**	**95**	**128**	**112**	**122**	**107**	**131**	**152**	**164**	**201**	**134**
Tax	(2)	(3)	(2)	(7)	(1)	1	(1)	(6)	(3)	1	(7)	(67)	(33)
Gains/(losses) on discontinued operations	-	-	-	-	-	-	-	-	-	-	-	(3)	(4)
Net income	**90**	**96**	**90**	**88**	**127**	**113**	**121**	**101**	**128**	**153**	**157**	**131**	**97**
Minority interests	5	4	5	(1)	7	4	6	6	7	12	10	11	24
Net income - Group share	**85**	**92**	**85**	**89**	**120**	**109**	**115**	**95**	**121**	**141**	**147**	**120**	**73**

* On a like-for-like basis and on comparable methods


CRÉDIT
AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

Quarterly consolidated income statement

€m	Specialised financial services												
	Q1-04*	Q2-04*	Q3-04*	Q4-04	Q1-05	Q2-05	Q3-05	Q4-05	Q1-06	Q2-06	Q3-06	Q4-06	Q1-07
Net banking income	**540**	**590**	**552**	**577**	**603**	**594**	**601**	**669**	**645**	**664**	**646**	**682**	**728**
Operating expenses	(289)	(303)	(294)	(330)	(324)	(308)	(317)	(342)	(344)	(341)	(339)	(366)	(389)
Gross operating income	**251**	**287**	**258**	**247**	**279**	**286**	**284**	**327**	**301**	**323**	**307**	**316**	**339**
Risk-related costs	(102)	(87)	(82)	(101)	(97)	(85)	(96)	(119)	(102)	(110)	(106)	(102)	(122)
Equity affiliates	-	(3)	(1)	1	1	-	1	2	1	2	2	2	2
Net income on other assets	(6)	-	-	(18)	-	-	(83)	-	-	-	5	(64)	19
Integration-related costs	(2)	(6)	(2)	(7)	(2)	(16)	(3)	(4)					
Pre-tax income	**141**	**191**	**174**	**122**	**181**	**185**	**103**	**206**	**200**	**215**	**208**	**151**	**238**
Tax	(58)	(59)	(49)	(57)	(57)	(67)	(58)	(66)	(67)	(74)	(69)	(69)	(76)
Net income	**83**	**132**	**125**	**65**	**124**	**118**	**45**	**140**	**133**	**141**	**139**	**82**	**162**
Minority interests	9	9	7	7	7	6	4	10	6	8	8	9	10
Net income - Group share	**74**	**123**	**118**	**58**	**118**	**112**	**41**	**130**	**127**	**133**	**131**	**73**	**152**

* On a like-for-like basis and on comparable methods

Crédit Agricole S.A. consolidated results

Quarterly consolidated income statement

Asset management, insurance and private banking

€m	Q1-04*	Q2-04*	Q3-04*	Q4-04	Q1-05	Q2-05	Q3-05	Q4-05	Q1-06	Q2-06	Q3-06	Q4-06	Q1-07
Net banking income	**682**	**701**	**671**	**694**	**777**	**751**	**817**	**988**	**979**	**921**	**886**	**1,086**	**1,058**
Operating expenses	(321)	(340)	(353)	(341)	(338)	(350)	(342)	(434)	(431)	(388)	(395)	(466)	(455)
Gross operating income	**361**	**361**	**318**	**353**	**439**	**401**	**474**	**553**	**548**	**533**	**491**	**620**	**603**
Risk-related costs	(1)	(10)	7	(4)	-	4	4	11	1	-	(6)	(2)	-
Equity affiliates	2	2	-	10	10	4	8	7	9	28	5	4	6
Net income on other assets	-	-	-	(9)	-	(1)	-	(4)	-	(2)	(2)	24	-
Integration-related costs	(6)	(16)	(14)	(17)	(12)	(19)	2	(4)					
Pre-tax income	**356**	**337**	**310**	**333**	**437**	**389**	**488**	**563**	**558**	**559**	**488**	**646**	**609**
Tax	(116)	(113)	(102)	(82)	(155)	(107)	(175)	(198)	(181)	(175)	(151)	(150)	(157)
Net income	**240**	**224**	**208**	**251**	**282**	**282**	**313**	**365**	**377**	**384**	**337**	**496**	**452**
Minority interests	6	2	6	4	3	3	6	5	6	6	5	11	11
Net income - Group share	**234**	**222**	**202**	**247**	**279**	**279**	**307**	**360**	**371**	**378**	**332**	**485**	**441**

* On a like-for-like basis and on comparable methods

Crédit Agricole S.A. consolidated results

Quarterly consolidated income statement

€m	Corporate and investment banking												
	Q1-04*	Q2-04*	Q3-04*	Q4-04	Q1-05	Q2-05	Q3-05	Q4-05	Q1-06	Q2-06	Q3-06	Q4-06	Q1-07
Net banking income	**985**	**954**	**824**	**952**	**1,033**	**1,119**	**1,107**	**1,197**	**1,394**	**1,495**	**1,243**	**1,324**	**1,620**
Operating expenses	(700)	(675)	(589)	(688)	(678)	(684)	(691)	(760)	(820)	(863)	(770)	(869)	(913)
Gross operating income	**285**	**279**	**235**	**264**	**355**	**435**	**416**	**437**	**574**	**632**	**473**	**455**	**707**
Risk-related costs	(39)	46	14	22	14	10	(8)	(19)	-	(15)	6	20	14
Equity affiliates	17	19	22	16	22	30	34	34	50	41	40	28	36
Net income on other assets	2	(24)	1	(4)	4	(1)	14	(3)	-	(4)	3	(4)	-
Integration-related costs	(6)	(68)	(23)	(110)	(20)	(20)	(18)	(19)					
Pre-tax income	**259**	**252**	**249**	**188**	**375**	**454**	**438**	**430**	**624**	**654**	**522**	**499**	**757**
Tax	(60)	(59)	(59)	(49)	(87)	(106)	(90)	(97)	(145)	(176)	(129)	(126)	(202)
Net income	**199**	**193**	**190**	**139**	**288**	**348**	**348**	**333**	**479**	**478**	**393**	**373**	**555**
Minority interests	8	6	2	11	(2)	36	20	11	17	16	12	20	16
Net income - Group share	**191**	**187**	**188**	**128**	**290**	**312**	**328**	**322**	**462**	**462**	**381**	**353**	**539**

* On a like-for-like basis and on comparable methods


CRÉDIT
AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

Quarterly consolidated income statement

€m	Financing activities												
	Q1-04*	Q2-04*	Q3-04*	Q4-04	Q1-05	Q2-05	Q3-05	Q4-05	Q1-06	Q2-06	Q3-06	Q4-06	Q1-07
Net banking income	**420**	**454**	**396**	**389**	**423**	**501**	**464**	**485**	**484**	**602**	**533**	**516**	**629**
Operating expenses	(249)	(224)	(195)	(215)	(202)	(210)	(202)	(202)	(209)	(217)	(220)	(229)	(252)
Gross operating income	**171**	**230**	**201**	**174**	**221**	**291**	**262**	**283**	**275**	**385**	**313**	**287**	**377**
Risk-related costs	(37)	52	(5)	36	13	15	(8)	(18)	-	(16)	7	20	14
Equity affiliates	17	19	21	17	22	30	33	35	49	42	39	28	35
Net income on other assets	2	(21)	-	(2)	-	1	-	(7)	-	-	-	(5)	-
Integration-related costs	(2)	(42)	(20)	(2)	(6)	(5)	(5)	(5)					
Pre-tax income	**151**	**238**	**197**	**223**	**250**	**332**	**282**	**288**	**324**	**411**	**359**	**330**	**426**
Tax	(42)	(51)	(46)	(51)	(56)	(73)	(58)	(59)	(70)	(105)	(86)	(82)	(110)
Net income	**109**	**187**	**152**	**172**	**194**	**259**	**224**	**229**	**254**	**306**	**273**	**248**	**316**
Minority interests	6	6	2	6	6	24	8	7	9	7	5	16	7
Net income - Group share	**102**	**181**	**150**	**166**	**188**	**235**	**216**	**222**	**245**	**299**	**268**	**232**	**309**

* On a like-for-like basis and on comparable methods

Crédit Agricole S.A. consolidated results

Quarterly consolidated income statement

€m	Investment banking												
	Q1-04*	Q2-04*	Q3-04*	Q4-04	Q1-05	Q2-05	Q3-05	Q4-05	Q1-06	Q2-06	Q3-06	Q4-06	Q1-07
Net banking income	**565**	**500**	**428**	**563**	**610**	**618**	**643**	**712**	**910**	**893**	**710**	**809**	**991**
Operating expenses	(451)	(451)	(394)	(473)	(476)	(475)	(489)	(558)	(611)	(646)	(549)	(640)	(661)
Gross operating income	**114**	**49**	**34**	**90**	**134**	**143**	**154**	**154**	**299**	**247**	**161**	**169**	**330**
Risk-related costs	(2)	(6)	19	(14)	1	(5)	-	(1)	-	1	(1)	-	-
Equity affiliates	-	-	1	(1)	-	-	1	(1)	1	(1)	1	-	1
Net income on other assets	-	(3)	1	(2)	4	(2)	14	4	-	(4)	3	1	-
Integration-related costs	(4)	(26)	(3)	(108)	(14)	(15)	(13)	(14)					
Pre-tax income	**108**	**14**	**52**	**(35)**	**125**	**121**	**156**	**142**	**300**	**243**	**164**	**170**	**331**
Tax	(17)	(9)	(13)	2	(31)	(33)	(32)	(38)	(75)	(71)	(44)	(45)	(92)
Net income	**91**	**5**	**39**	**(33)**	**94**	**89**	**124**	**104**	**225**	**172**	**120**	**125**	**239**
Minority interests	2	(1)	-	5	(8)	12	12	4	8	9	7	4	9
Net income - Group share	**89**	**6**	**39**	**(38)**	**102**	**77**	**112**	**100**	**217**	**163**	**113**	**121**	**230**

* On a like-for-like basis and on comparable methods

Crédit Agricole S.A. consolidated results

Quarterly consolidated income statement

€m	Proprietary asset management and other activities												
	Q1-04*	Q2-04*	Q3-04*	Q4-04	Q1-05	Q2-05	Q3-05	Q4-05	Q1-06	Q2-06	Q3-06	Q4-06	Q1-07
Net banking income	**(158)**	**140**	**(77)**	**(193)**	**(80)**	**8**	**(137)**	**(171)**	**(54)**	**41**	**(76)**	**(166)**	**239**
Operating expenses	(138)	(154)	(198)	(170)	(190)	(221)	(199)	(232)	(179)	(200)	(223)	(241)	(252)
Gross operating income	**(296)**	**(14)**	**(275)**	**(363)**	**(270)**	**(213)**	**(336)**	**(403)**	**(233)**	**(159)**	**(299)**	**(407)**	**(13)**
Risk-related costs	(14)	(11)	(16)	(5)	(11)	(10)	(59)	2	13	12	8	(2)	(11)
Equity affiliates	6	(9)	6	2	(4)	1	35	-	71	1	13	3	(11)
Net income on other assets	(1)	-	81	(34)	4	13	90	3	18	43	(5)	9	1,045
Integration-related costs	(27)	(33)	(69)	(145)	(15)	(40)	(9)	(20)					
Pre-tax income	**(332)**	**(67)**	**(273)**	**(545)**	**(296)**	**(250)**	**(279)**	**(418)**	**(131)**	**(103)**	**(283)**	**(397)**	**1,010**
Tax	159	(15)	51	221	148	86	201	225	66	46	136	142	124
Net income	**(173)**	**(82)**	**(222)**	**(324)**	**(148)**	**(164)**	**(78)**	**(193)**	**(65)**	**(57)**	**(147)**	**(255)**	**1,134**
Minority interests	41	47	54	61	51	55	50	55	54	50	53	52	75
Net income - Group share	**(214)**	**(129)**	**(276)**	**(385)**	**(199)**	**(219)**	**(128)**	**(248)**	**(119)**	**(107)**	**(200)**	**(307)**	**1,059**

* On a like-for-like basis and on comparable methods


CRÉDIT
AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

Quarterly consolidated income statement

€m	Group												
	Q1-04	Q2-04	Q3-04	Q4-04	Q1-05	Q2-05	Q3-05	Q4-05	Q1-06	Q2-06	Q3-06	Q4-06	Q1-07
Net banking income	**2,946**	**3,328**	**2,858**	**2,975**	**3,233**	**3,461**	**3,317**	**3,682**	**3,995**	**4,171**	**3, 813**	**4,208**	**5,015**
Operating expenses	(2,133)	(2,140)	(2,079)	(2,227)	(2,209)	(2,254)	(2,229)	(2,474)	(2,493)	(2,496)	(2,520)	(2,846)	(2,959)
Gross operating income	**813**	**1,188**	**779**	**748**	**1,024**	**1,207**	**1,088**	**1,208**	**1,502**	**1,675**	**1,293**	**1,362**	**2,056**
Risk-related costs	(207)	(102)	(109)	(157)	(138)	(123)	(177)	(205)	(127)	(168)	(170)	(147)	(223)
Equity affiliates	329	251	284	305	388	350	402	350	561	327	403	380	379
Net income on other assets	(5)	(24)	82	(71)	5	14	21	(4)	18	37	1	(35)	1,065
Integration-related costs	(41)	(123)	(108)	(280)	(49)	(95)	(28)	(47)					
Pre-tax income	**889**	**1,190**	**928**	**545**	**1,230**	**1,353**	**1,306**	**1,302**	**1,954**	**1,871**	**1,527**	**1,560**	**3,277**
Tax	(173)	(329)	(215)	(37)	(258)	(283)	(195)	(206)	(471)	(488)	(288)	(343)	(480)
Gain/(loss) on discontinued operations	-	-	-	-	-	-	-	-	-	-	-	(3)	(4)
Net income	**716**	**861**	**713**	**508**	**972**	**1,070**	**1,111**	**1,096**	**1,483**	**1,383**	**1,239**	**1,214**	**2,793**
Minority interests	77	80	73	67	67	110	91	90	98	99	93	109	138
Net income - Group share	**639**	**781**	**640**	**441**	**905**	**960**	**1,020**	**1,006**	**1,385**	**1,284**	**1,146**	**1,105**	**2,655**

CRÉDIT AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

Income statement – Atypical items

		Q1-07	Q1-06	Δ
NBI	LCL – Home purchase savings plans	10	65	(55)
	PAM – Home purchase savings plans	22	124	(102)
	Gain on disposal of Intesa	448	-	+ 448
Equity affiliates	RB - Home purchase savings plans*	2	28	(26)
	Eurazeo	12	70	(58)
	Intesa	(24)	125	(149)
	Intesa	1,043	-	+ 1,043
Total Impact Net income - Group share		1,475	345	+1,130

✓ Data excluding atypical elements have been adjusted for:

- Charges/reversals of reserves for home purchase savings plans (RB, LCL and Proprietary asset management and other)
- Equity accounted income of Eurazeo (exceptionally high in Q1-2006)
- Intesa impact (equity accounted income, gain on disposals, dilution profit)

* In the aggregate NBI of RB 11 in 2007 and 170 in 2006

Movements in consolidated capital

CAD ratio

€bn	Dec 06	March 07
Credit risks	248.1	281.2
Market risks	15.5	17.9
Total risk-weighted assets	**263.6**	**299.1**
Tier 1	21.6	24.8
Tier 2	18.8	17.9
Tier 3	0.9	0.9
Deductions	18.2	14.8
Total net regulatory capital	**23.1**	**28.8**
Tier 1 solvency ratio	**8.2%**	**8.3%**
Total solvency ratio	**8.8%**	**9.6%**


CRÉDIT
AGRICOLE S.A.

Movements in consolidated capital

Breakdown of share capital and earnings per share calculation

Breakdown of share capital:	March 2006	Dec 2006	March 2007	%
SAS Rue la Boétie	819,541,855	819,541,855	901,496,041	54.73%
Treasury shares*	25,016,502	15,144,404	15,239,873	0.93%
Employees (FCPE, PEE)	86,041,202	84,297,953	84,167,932	5.11%
Float	566,722,742	578,338,089	646,150,685	39.23%
Total shares in issue	**1,497,322,301**	**1,497,322,301**	**1,647,054,531**	**100%**
	Consolidated accounts	Consolidated accounts	Consolidated accounts	
Average number of shares used to compute net earnings per share	1,466,831,116	1,470,184,317	1,564,720,596	
Average number of shares used to compute adjusted net earnings per share	1,490,833,536	1,494,241,607	1,564,720,596	
Net income - Group share	€1,385m	€4,920m	€2,655m	
Net income per share	**€0.94**	**€3.35**	**€1.70**	
Adjusted net income per share**	€0.93	€3.29	€1.70	
Net income per share excluding gain on disposal of Intesa			€0.78	

* Shares held directly as part of repurchase programmes and retained in Crédit Agricole S.A.'s balance sheet to hedge stock options granted and shares part of a liquidity programme
**After share issue on 6 February 2007

Movements in consolidated capital

Shareholders' equity and subordinated debt

€m	Group share	Minority interests	Total	Subordinated debt
31 December 2006	**35,078**	**4,774**	**39,852**	**24,470**
Share issue	3,993	-	3,993	
Dividends paid in 2007	-	(270)	(270)	
Dividends paid in 2007 by Crédit Agricole S.A. and received by Regional Banks (25%)	-	-	-	
Change in foreign exchange translation reserves	(3)	(22)	(25)	
Unrealised gain/(loss)	1,675	1	1,676	
Change in share of reserves of equity affiliates	86	-	86	
Net income for the period	2,655	138	2,793	
Impact of acquisitions/disposals on minority interests	-	595	595	
Other	48	17	65	
31 March 2007	**43,532**	**5,233**	**48,765**	**21,593**

Capital allocation

Allocated capital per business line

€bn	Dec 05	(%)	Dec 06	(%)	March 07	(%)
French retail banking	**6.0**	**23.6%**	**6.6**	**23.4%**	**6.8**	**23.5%**
- Regional Banks	*3.6*		*3.9*		*4.1*	
-LCL	*2.4*		*2.7*		*2.7*	
International retail banking*	**2.6**	**10.2%**	**3.8**	**13.3%**	**2.9**	**10.1%**
Specialised financial services	**2.3**	**9.1%**	**2.5**	**8.9%**	**3.0**	**10.3%**
Asset management, insurance and private banking	**6.3**	**25.0%**	**7.2**	**25.4%**	**7.4**	**25.4%**
Corporate and investment banking	**8.2**	**32.1%**	**8.3**	**29.0%**	**8.9**	**30.7%**
Of which Capital markets and investment banking	*2.5*		*2.5*		*2.6*	
Of which Financing activities	*5.7*		*5.8*		*6.3*	

* Excl. Cariparma and FriulAdria, allocated capital €1.9bn and ROE 14.1%

CRÉDIT AGRICOLE S.A.

Capital allocation

Good profitability from business lines

	Allocated capital			ROE
	Q1-07		Q1-06 (%)	Q1-07
	€bn	%		
French retail banking – Regional Banks	4.1	14.1	13.9	20.8%
French retail banking – LCL	2.7	9.4	9.4	22.3%
International retail banking*	2.9	10.1	10.0	10.8%
Specialised financial services	3.0	10.3	8.7	21.8%
Asset management, insurance and private banking	7.4	25.4	25.2	23.7%
Corporate and investment banking	8.9	30.7	32.8	24.9%
Total business lines	**29.0**	**100.0**	**100.0**	**22.0%**
Group				**14.7%**

* Excl. Cariparma and FriulAdria, allocated capital €1.9bn and ROE 14.1%

Capital allocation

Risk-weighted assets for capital allocation per business line

€bn	Dec 06	March 07
French retail banking	**108.5**	**109.8**
- *Regional Banks (25%)*	63.3	64.4
- *LCL*	45.2	45.5
International retail banking	**22.1**	39.3
Specialised financial services	**41.7**	**49.4**
Asset management, insurance and private banking	**19.0**	**20.1**
Corporate and investment banking	**132.7**	**143.8**


CRÉDIT
AGRICOLE S.A.

Trends in risk

Change in credit risk outstanding

Crédit Agricole S.A.

€m	March 06	Dec 06	March 07
Gross customer and interbank loans outstanding	262,317	321,795	352,567
Bad and doubtful loans	7,471	9,123	9,412
Loan loss reserves**	6,634	7,380	7,746
Doubtful loan ratio	2.8%	2.8%	2.7%
Ratio of reserves (excl. collective reserves) to doubtful loans	67.3%	61.4%*	61.9%*

Regional Banks (aggregate data from unconsolidated accounts – French GAAP)

€m	March 06	Dec 06	March 07
Customer loans	270,390	293,572	299,097
Bad and doubtful loans	6,792	6,704	7,057
Loan loss reserves**	6,499	6,798	6,911
Doubtful loan ratio	2.5%	2.3%	2.4%
Ratio of reserves (excl. collective reserves) to doubtful loans	67.6%	69.6%	67.2%

* 66.5% adjusted for the acquisition of a portfolio of impaired assets in Q4-06; 66.6% in Q1-07
** Including collective reserves

Trends in risk

Breakdown of risk by geographical area and business sector


Africa and Middle East 4%
Central and South America 4%
Japan 2%
France 32%
North America 20%
Asia - Pacifica 5%
Other European countries 4%
Other European Union countries 29%


Utilities 1%
Touring/Hotel/ Catering 3%
Telecom 8%
Other 3%
Aircraft/ Aerospace 5%
Shipping 4%
Other transportation 3%
Health/Pharmacy 3%
Publishing 4%
Agri-food 5%
computing/IT 3%
Motor 6%
Real Estate 7%
Heavy industry 9%
Other industry 5%
Energy 18%
Wood/Paper/ Packaging 2%
consumer Goods 9%
Building works 2%


CRÉDIT AGRICOLE S.A.

Trends in risk

Market risk

✓ Overall VaR (99% - 1 day) at 31 March 2007: €29m for Crédit Agricole S.A. Group, of which €24m for activities included in Calyon

Change in the risk exposure of Crédit Agricole S.A. capital markets activities

€m	VaR (99% - 1 day) 1 January to 31 March 2007				31 December 2006
	Minimum	Maximum	Average	31 March 07	
Interest rate	9	16	12	12	11
Credit	7	17	12	16	12
Foreign exchange	1	4	2	3	2
Equities	10	19	14	12	9
Commodities	1	3	2	2	3
Total VaR for Crédit Agricole S.A. Group	**18**	**38**	**25**	**29**	19

French retail banking – Regional Banks



€bn
Customer assets
430.8
460.5
486.5
50.1
47.8
102.5
31.5
84.4
53.8
60.7
54.3
55.4
116.7
30.2
82.0
58.1
63.8
54.7
58.3
128.5
33.4
78.3
65.3
68.0
March 05
March 06
March 07
ΔMarch/March
Total +5.6%
Securities +0.8%
Mutual funds and REITs +5.1%
Life insurance +10.1%
Time deposits, Popular savings plans (incl. savings bonds) +10.6%
Home purchase savings schemes (4.4%)
Passbook accounts +12.3%
Sight deposits +6.4%



CRÉDIT AGRICOLE S.A.

French retail banking – Regional Banks


€bn
Loans outstanding
246.5
23.7
14.4
60.1
28.3
120.0
273.0
26.2
15.1
64.0
29.6
138.1
301.8
28.4
15.8
69.5
30.0
158.1
March 05
March 06
March 07

	ΔMarch/March
Total	+10.6%
Local authorities	+8.5%
Consumer credit	+4.7%
SMEs and small businesses	+8.5%
Farming loans	+1.4%
Home finance	+14.5%


CRÉDIT AGRICOLE S.A.

French retail banking – LCL



€bn
Customer assets
120.3
9.5
27.3
30.5
5.9
14.5
18.1
129.7
10.7
29.6
33.8
5.7
13.3
15.8
133.6
10.4
30.5
37.0
5.5
11.5
17.6
March 05
March 06
March 07

	ΔMarch/March
Total	+3.0%
Securities	(2.5%)
Mutual funds	+3.0%
Life insurance	+9.6%
Time deposits, Popular savings plans	(4.5%)
Home purchase savings scheme	(13.6%)
Passbook accounts	+11.3%
Sight deposits	+1.5%



CRÉDIT
AGRICOLE S.A.

French retail banking – LCL


€bn
Loans outstanding
49.4
16.8
6.3
55.9
17.7
6.6
62.4
19.8
6.6
March 05
March 06
March 07

ΔMarch/March

TOTAL	+11.7%
SMEs and small businesses	+12.4%
Consumer loans	(0.6%)
Home finance	+13.9%


CRÉDIT
AGRICOLE S.A.

Specialised financial services

Consumer credit highlights

€m	Q1-07	Q1-06	ΔQ1/Q1
Net banking income	**616**	**536**	**+14.9%**
Operating expenses	(314)	(263)	+19.1%
Gross operating income	**302**	**273**	**+10.8%**
Risk-related costs	(113)	(96)	+17.5%
Operating income	**189**	**117**	**+7.1%**
Equity affiliates	2	1	n.m.
Net income on other assets	19	-	n.m.
Pre-tax income	**210**	**178**	**+18.3%**
Tax	(67)	(60)	+12.7%
Net Income	**143**	**118**	**+21.1%**

Specialised financial services

Lease finance highlights

€m	Q1-07	Q1-06	ΔQ1/Q1
Net banking income	**59**	**61**	**(3.4%)**
Operating expenses	(40)	(44)	(10.2%)
Gross operating income	**19**	**17**	**+14.0%**
Risk-related costs	(4)	(5)	(21.8%)
Operating income	**15**	**12**	**+31.0%**
Tax	(4)	(4)	+21.1%
Net income	**11**	**8**	**+35.9%**

CRÉDIT AGRICOLE S.A.

Specialised financial services

Factoring highlights

€m	Q1-07	Q1-06	ΔQ1/Q1
Net banking income	**53**	**48**	**+10.2%**
Operating expenses	(32)	(34)	(5.6%)
Gross operating income	**21**	**14**	**+48.6%**
Risk-related costs	(5)	-	n.m.
Operating income	**16**	**14**	**+16.3%**
Tax	(6)	(5)	+27.7%
Net income	**10**	**9**	**+10.6%**

Asset management, insurance and private banking

Trends in assets under management



€bn
751.5
83.6
516.5
593.1
807.4
87.9
168.5
551.0
636.9
824.9
90.8
172.8
561.3
648.1**
March 06
Dec 06
March 07

CAC 40: 5,221 | 5,542 | 5,634



Total AUM
excl. double counting: +9.3%
Private banking
+8.6%
+8.6%*
Life insurance
+14.1%
+10.0%*
Asset managt
+8.7%
+8.2%*

* On a like-for-like basis and on comparable methods

** €590bn excluding all Italian AUM

Asset management, insurance and private banking

Asset management highlights

€m	Q1-07	Q1-06	ΔQ1/Q1
Net banking income	**492**	**432**	**+13.8%**
Operating expenses	(256)	(222)	+15.0%
Gross operating income	**236**	**210**	**+12.5%**
Risk-related costs	(1)	-	n.m.
Operating income	**235**	**210**	**+12.1%**
Equity affiliates	3	-	n.m.
Pre-tax income	**238**	**210**	**+13.2%**
Tax	(78)	(72)	+7.9%
Net income	**160**	**138**	**+16.0%**

CRÉDIT AGRICOLE S.A.

Asset management, insurance and private banking

Insurance highlights

€m	Q1-07	Q1-06	ΔQ1/Q1
Net banking income	**393**	**392**	**+0.3%**
Operating expenses	(94)	(107)	(12.6%)
Gross operating income	**299**	**285**	**+5.2%**
Equity affiliates	1	7	(81.1%)
Pre-tax income	**300**	**292**	**+2.9%**
Tax	(59)	(95)	(37.1%)
Net income	**241**	**197**	**+22.1%**

Asset management, insurance and private banking

Private banking highlights

€m	Q1-07	Q1-06	ΔQ1/Q1
Net banking income	**174**	**155**	**+12.3%**
Operating expenses	(106)	(101)	+4.9%
Gross operating income	**68**	**54**	**+26.2%**
Risk-related costs	1	2	n.m.
Operating income	**69**	**56**	**+24.5%**
Equity affiliates	2	1	n.m.
Pre-tax income	**71**	**57**	**+25.8%**
Tax	(20)	(15)	+33.1%
Net income	**51**	**42**	**+23.3%**

Corporate and investment banking

Financing activities

€m	Q1-07	Q1-06	ΔQ1/Q1	ΔQ1/Q1*
Net banking income	**629**	**484**	**+29.8%**	**+34.9%**
Operating expenses	(252)	(209)	+20.6%	+23.3%
Gross operating income	**377**	**275**	**+36.8%**	**+43.8%**
Risk-related costs	14	-	n.m.	
Operating income	**391**	**275**	**+41.9%**	
Equity affiliates	35	49	(28.3%)	
Net income on other assets	-	-	n.m.	
Pre-tax income	**426**	**324**	**+31.3%**	
Tax	(110)	(70)	+57.0%	
Net income – Group share	**309**	**245**	**+26.2%**	
Cost/income ratio	**40.1%**	**43.2%**	**(3.1 pts)**	
ROE	**20.1%**			

* At constant exchange rate

CRÉDIT AGRICOLE S.A.

Corporate and investment banking

Capital markets and investment banking

€m	Q1-O7	Q1-06	ΔQ1-Q1	ΔQ1/Q1*
Net banking income	**991**	**910**	**+8.9%**	**+13.3%**
Operating expenses	(661)	(611)	+8.2%	+11.5%
Gross operating income	**330**	**299**	**+10.2%**	**+16.9%**
Risk-related costs	-	-	n.m.	
Operating income	**330**	**299**	**+10.2%**	
Equity affiliates	1	1	n.m.	
Pre-tax income	**331**	**300**	**+10.2%**	
Tax	(92)	(75)	+22.4%	
Net income – Group share	**230**	**217**	**+6.0%**	
Cost/income ratio	**66.7%**	**67.1%**	**(0.4 pt)**	
ROE	36.4%			

* At constant exchange rate

CRÉDIT AGRICOLE S.A.

Proprietary asset management and other activities

Trends in main NBI aggregates

€m	Q1-07	Q1-06
Cost of financing	(347)	(297)
Financial management*	19	111
Other business	74	77
Work-out activities	45	55
Gain on disposal of Intesa	448	-
Net banking income	**239**	**(54)**

* Of which €124m of reversal of home purchase savings plans reserve in Q1-06 and €22m in Q1-07

Crédit Agricole S.A. financial statements

Consolidated balance sheet at 31 December 2006 and 31 March 2007

€bn

Assets	31/12/06	31/03/07
Cash, central banks, French postal system	6.2	10.6
Financial assets at fair value through profit or loss	421.7	444.1
Financial assets available for sale	173.5	179.8
Loans and advances to banks and customers	540.4	575.2
Financial assets held to maturity	18.0	17.9
Accrued income and sundry assets	59.8	82.1
Fixed assets	25.0	22.0
Goodwill	16.7	18.8
	1,261.3	**1,350.5**

€bn

Liabilities	31/12/06	31/03/07
Central banks, French postal system	0.1	0.8
Financial liabilities at fair value through profit or loss	301.5	308.1
Due to banks and customers	485.0	516.1
Debt securities in issue	162.8	172.1
Accruals and sundry liabilities	57.2	87.6
Insurance contract's technical reserves	186.2	191.0
Contingency reserves and subordinated debt	28.6	26.1
Shareholders' equity	35.1	43.5
Minority interests	4.8	5.2
	1,261.3	**1,350.5**

END



CRÉDIT AGRICOLE S.A.


07024902

Grupa Hotelowa

Warsaw, 2007-06-05

United States Securities and Exchange Commission Washington D.C. 20549 USA


SEC MAIL
RECEIVED
PROCESSING
JUN 1 9 2007
WASH. D.C.
210
SECTION

SUPPL

ORBIS SA

ul. Bracka 16
00-028 Warszawa, Polska
Tel.: (+48 22) 829 39 39
Fax: (+48 22) 827 33 01
E-mail: orbissa@orbis.pl

Infolinia:
0 801 606 606, 0 502 805 805
www.orbis.pl, www.orbisonline.pl

zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy,
XII Wydział Gospodarczy,
KRS Rejestr Przedsiębiorców 0000022622,
kapitał zakładowy: 92.154.016 zł
(wpłacony w całości),
NIP 526-025-04-69.
Nr konta: BH S.A. I O/W-wa
04 1030 1508 0000 0005 0301 6001

Sofitel
Novotel
Mercure
Ibis
Orbis Hotels
Etap

Ref.: 82-5025

Dear Sirs,

Please find enclosed the texts of the Current reports no 13/2007, 14/2007.

Best regards

PROCESSED
JUL 09 2007
THOMSON
FINANCIAL

Krzysztof Gerula

I Vice-President